As filed with the Securities and Exchange Commission on November 22, 2005

Registration No. 333-128642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Amendment No. 1

FiRST Responder Systems and Technology Inc.

(Name of small business issuer as specified in its charter)

DELAWARE	7373	84-1687459
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8000 GSRI Avenue

Building 3000

Baton Rouge, LA 70820

(225) 578-0333

(Address and telephone number

of issuer’s principal executive office)

With copies to:

John C. Anjier, Esq. Liskow & Lewis 701 Poydras Street, Suite 5000 New Orleans, Louisiana 70139 (504) 581-7979	David F. Dietz, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000

Walter G. Monsour, Jr.

Agent for Service of Process

8000 GSRI Avenue

Building 3000

Baton Rouge, LA 70820

(225) 578-0333

(Name, address and telephone number

of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
3% Debentures due December 30, 2010	______	______
Warrants	______	______
Shares of common stock	______	______
Total	$8,000,000	$942

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 ☐; Alternative 2 ☒.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting offers to buy these debentures in any state where the offer or sale is not permitted.

Subject to Completion

Prospectus

A Maximum of $8,000,000 (no minimum)

3% Debentures due December 30, 2010

with Warrants

We are offering 3% Debentures, due December 30, 2010, with detachable Warrants. The Debentures will mature on December 30, 2010, and will accrue interest at a rate of 3% per annum upon issuance until maturity or earlier redemption. Interest on the Debentures will be paid semi-annually in arrears, beginning on June 30, 2006. The Warrants are convertible into shares of common stock of FiRST Responder Systems at an exercise price of $0.01 per share of common stock. For each $1,000 in face value of Debentures that you purchase, you will receive a Warrant for a minimum of 310 shares of common stock, subject to a Contingent Warrant Upward Adjustment as described in this prospectus. The Debentures are redeemable, in whole or in part, at our option as described in this prospectus. These Debentures are unsecured general obligations of FiRST Responder Systems. This offering terminates on June 30, 2006.

In addition to other matters discussed in this document, you should also be aware of the following:

•	There is no minimum offering amount, and we may receive less than $8,000,000 in gross proceeds;

•	Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription; and

•	Once we have accepted a subscription, it cannot be withdrawn by the investor.

•	There is no public market for the Debentures, Warrants or Shares, and we do not anticipate a public market to exist. An investment in this offering is likely an illiquid investment.

See “Risk Factors” beginning on page 7 to read about the risks that you should consider before buying these Debentures.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these Debentures or determined if this prospectus is truthful or complete. Anyone who tells you otherwise is committing a crime.

CRT Capital Group LLC has been retained to act as agent for us in connection with the arrangement of this transaction. We have agreed to pay CRT Capital Group LLC a placement agent fee in an amount equal to 4% of the offering price set forth below for each unit sold under this prospectus, as set forth in the table below. The total fee will be $320,000 if all Debentures are sold. CRT Capital Group LLC is not required to sell any specific number or dollar amount of units, but will use its reasonable efforts to arrange for the sale of all of the units. See “Plan of Distribution” beginning on page 12 of this prospectus.

	Price to Public	Placement Agent Fees	Proceeds to Issuer or Other Persons (1)
Per unit	$1,000.00	$40.00	$960.00
Total	$8,000,000.00	$320,000.00	$7,680,000.00

(1)	Before deducting estimated expenses of the offering of approximately $178,500.00, including registration fees, legal and accounting fees and other miscellaneous expenses.

The foregoing aggregate price to public and placement agent fees assume that all $8,000,000 of the units offered by this prospectus will be sold in this offering. There is no requirement that any minimum number of units be sold in this offering, and we cannot assure you that we will sell all or any of the units being offered. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, aggregate placement agent fees and aggregate proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.

The date of this prospectus is             , 2005.

When used in this registration statement, the terms “ FiRST Responder Systems,” “FiRST,” “Company,” “we,” “our,” and “us” refer to FiRST Responder Systems and Technology Inc., a Delaware Corporation.

i

Item 2.	Significant Parties

The Issuer’s Directors:

Name	Business Address	Residential Address
Joseph A. “Jay” Roccaforte, Jr.	8000 GSRI Avenue Building 3000 Baton Rouge, LA 70820	19051 East Pinnacle Circle Baton Rouge, LA 70810

Walter G. Monsour, Jr.	7022 Richards Dr. Baton Rouge, LA 70809	7022 Richards Dr. Baton Rouge, LA 70809

Louis K. Greenblatt	c/o Source Business and Industrial Development Company, L.L.C. 455 East Airport Avenue Baton Rouge, LA 70806	4707 Laurel Creek Ct. Baton Rouge, LA 70817

Steve E. Hicks	c/o The Provident Group 2151 Quail Run Drive Baton Rouge, LA 70808	611 Millgate Place Baton Rouge, LA 70808

Jack E. Harless	c/o Harless Agency Inc. DBA First Louisiana Ins. 18221 E. Petroleum Dr. Baton Rouge, LA 70809	17555 Hazeltine Drive Baton Rouge, LA 70810

The Issuer’s Officers:

Name	Business Address	Residential Address
Joseph A. “Jay” Roccaforte, Jr. Chairman, President, Chief Executive Officer & Chief Financial Officer	8000 GSRI Avenue Building 3000 Baton Rouge, LA 70820	19051 East Pinnacle Circle Baton Rouge, LA 70810

Thomas E. Anderson Executive Vice President, Chief Operating Officer & Controller	8000 GSRI Avenue Building 3000 Baton Rouge, LA 70820	2137 Wisteria Street Baton Rouge, LA 70806

Louis K. Greenblatt Secretary/Treasurer	c/o Source Business and Industrial Development Company, L.L.C. 455 East Airport Avenue Baton Rouge, LA 70806	4707 Laurel Creek Ct. Baton Rouge, LA 70817

Record and Beneficial Owners Of Five (5%) Percent Or More Of Any Class Of The Issuer’s Equity Securities:

Name	Business Address	Residential Address
Monsour Family Interests, LLC	7022 Richards Dr. Baton Rouge, LA 70809	7022 Richards Dr. Baton Rouge, LA 70809

Michael H. Anderson	1031 West Lee Drive Baton Rouge, LA 70820	9151 Highland Road Baton Rouge, LA 70808

Leland E. Lambert	36408 Rue Lamonte Court Prairieville, LA 70769	36408 Rue Lamonte Court Prairieville, LA 70769

Mary Olive Pierson	8702 Jefferson Highway, Suite B P.O. Box 14647 Baton Rouge, LA 70898-4647	3920 Drusilla Drive Baton Rouge, LA 70809

Source Business and Industrial Development Company, L.L.C.	455 East Airport Avenue Baton Rouge, LA 70806	N/A

Promoters of the Issuer:

None.

Affiliates of the Issuer:

None.

Counsel to The Issuer with Respect to the Proposed Offering:

Name	Business Address	Residential Address
John C. Anjier	Liskow & Lewis 701 Poydras Street, Suite 5000 New Orleans, Louisiana 70139	6325 Overton Baton Rouge, LA 70808

Placement Agent Information

This is a registered direct public offering. CRT Capital Group LLC, 262 Harbor Drive, Stamford, Connecticut 06902 (Telephone: (203) 569-6800), will act as a placement agent and use its reasonable efforts to assist us in selling the Securities.

Item 3.	Relationship with Issuer of Experts Named in Registration Statement

None.

Item 4.	Legal Proceedings

None.

Item. 5.	Changes in and Disagreements with Accountants

None.

Item 6.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities

See section entitled “Indemnification of Directors and Officers” at page 37.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully. In reviewing this prospectus, please note that to date we have had recurring operating losses and a limited sales and operating history, and, therefore, there is substantial doubt about our ability to continue as a going concern. We need to raise at least $1.5 million through this offering to continue in operation for the next twelve months. There is no trading market for the Debentures or the Warrants and, although these securities will be free trading, these securities will be substantially illiquid.

Company Overview and Background

We develop and sell in-the-line-of-duty software and products that assist first responders, such as police and fire departments, HazMat units and emergency medical services, to manage, access and respond to emergencies. Our primary software products, RespondWare® and HazGuide™, are already in production and are being used by some of the nation’s top agencies such as the New York City Police Department’s Emergency Services Unit (NYPD-ESU), the Fire Department of New York (FDNY) and the East Baton Rouge Parish Fire Department (the first Class-1 department in the U.S.), as well as the United States Capitol Police, among several others.

We have already produced a working prototype of the HazSensor™, a portable chemical detection device that can detect and identify hazardous chemicals from a remote location. We have received a patent for the first HazSensor™ patent application on April 26, 2005. In addition, two other related patent applications remain pending, and we are in the process of completing those filings. Now in late stage development, the HazSensor™, deploying an array of components including an infrared spectrometer (Fourier-transform infrared spectrometer, or “FTIR”), on-board computer, range finder, weather station, chemical database and an IP-based communication capability through the Company’s RespondWare® network, can detect, identify and quantify gaseous-phase chemicals (chemicals that are gases at the time of sampling) to the parts per million from a remote location. Once these calculations are made, the software then provides real-time information on how to manage the chemical incident, whether it is an industrial accident or an act of terrorism. The device takes less than 45 seconds to complete its detection and advise the end user. But most important of all, the end user can do all of this from a remote location and not have to enter a hazardous material “hot zone” to gather a sample in order to determine a course of action. Another important factor is that multiple gaseous-phase chemicals can be identified simultaneously. This information can be relayed in real-time to Homeland Security, first responder headquarters or other responsible stakeholders. This product is in final research and development and preparing for field-testing in 2006 or early 2007.

RespondWare® is a geographic information system (“GIS”) based data management system synchronized over a client-server infrastructure using IP based radio frequency (RF), 802.11, mesh networks, WiFi or any other IP based system. This allows the customer to coordinate and have access to site-specific critical infrastructure information such as Tier 2 data, hydrant location, chemical knowledge base, parcels, pipelines and, in development, police modules disclosing residences of convicted felons and warrants for arrest.

The HazGuide™ Chemical Explorer contains a complete library of all the Federal public domain hazardous materials guides in the marketplace. The HazGuide™ allows responders to search for hazardous materials not only by chemical name, but also by UN number, CAS number, DOT placards or NFPA placards. This fully searchable and cross-referenced data application also includes: the NIOSH Pocket Guide, the ERG 2004 Guide, the USFA HazMat Guide, the U.S. Coast Guard CHRIS Guide and over 1,000 corresponding Material Safety Data Sheets. Now with greater speed and efficiency responders can: identify chemical reactions; quickly access procedures and recommendations for chemical classes; determine chemical properties such as flash point, boiling point and lower explosion limit; review at a glance NIOSH guidebook respirator recommendations; and determine graphic HotZone calculations at a click of a button.

We seek to raise capital in order to finance the following continuing initiatives:

•	Expanded sales and marketing

•	Product development

•	Business development and strategic partnering

•	General working capital

We previously operated as a Louisiana limited liability company. On August 25, 2005, we completed an Agreement and Plan of Merger, which effectively converted FiRST Responder Systems and Technology, LLC into a Delaware corporation. A copy of the Agreement and Plan of Merger is attached as Exhibit 10.9.

If Commonwealth Advisors purchases at least $3 million worth of the Debentures and at least $2 million of those Debentures are outstanding, then Commonwealth Advisors will exercise substantial control of FiRST Responder Systems. More information on the terms of the control is set forth on page 45.

Effect of Hurricanes Katrina and Rita

Hurricane Katrina made landfall on the Louisiana Gulf Coast on August 29, 2005, followed by Hurricane Rita on September 24, 2005. These hurricanes have not impacted our operations to date. However, we expect that several customer orders for RespondWare® may be postponed until 1Q 2006 or later that we had expected to close this year. The Company was working with a number of fire departments from the Louisiana Gulf Coast area which are continuing to experience significant personnel lay-offs and the need to replace destroyed fire apparatus, command vehicles, fire stations and radio communications towers and radios. We believe these customers may be delayed in their purchasing of the Company’s products unless relief funding includes data communications earmarks as part of the voice communications earmarks still yet to be determined. We are considering focusing the Company’s sales efforts outside of Louisiana until these hurricane related issues resolve themselves. We also anticipate additional difficulty hiring personnel because there is limited housing available in Baton Rouge because of the number of Hurricane Katrina evacuees living here. We believe we can overcome these difficulties by arranging housing and by allowing personnel to work remotely.

Hurricane Katrina also presents a number of opportunities for us. We have begun working with the East Baton Rouge Parish Office of Emergency Preparedness on new products based on modifications of our existing software. We also believe that the increase in spending already approved by Congress for relief and emergency preparedness as a result of Hurricane Katrina may ultimately benefit us by increasing funding available to local governments to purchase our products.

The Securities

The following is a brief summary of some of the terms of the Securities. For a more complete description of the terms of the Securities, see “Securities Being Offered.”

Issuer	FiRST Responder Systems and Technology Inc.

Securities Offered	Up to $8,000,000 aggregate principal amount of 3% Debentures with detachable Warrants due December 30, 2010.

Maturity Date	December 30, 2010.

Ranking	The Debentures will be our unsecured and unsubordinated indebtedness and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

Interest Payment Dates	June 30 and December 30, beginning June 30, 2006.

Interest Rate of Debentures	3% per annum.

Sinking Fund	None.

Redemption	We may redeem the Debentures at any time, in whole or in part, on at least 30 days’ notice but no more than 60 days’ notice, together with any accrued and unpaid interest to, but excluding, the redemption date, at par without the payment of any premium amounts under the circumstances described herein. See “Description of Debentures—Optional Redemption.”

Indenture Trustee/Registrar	Hancock Bank of Louisiana will serve as Indenture Trustee, Registrar, Escrow Agent and Paying Agent.

Agent for Debenture Holders	Under the Debentures, the Debenture Purchase Agreement, and the Indenture, Commonwealth Advisors, Inc. (“Commonwealth Advisors”), a third party investment advisor, should it purchase $3 million of Debentures, has the right to veto certain transactions of the Company. In addition, Commonwealth Advisors will approve each distribution from the escrow fund and will appoint a majority of our board of directors.

Escrow	Proceeds of the Debentures, after satisfaction of any bridge loans in amounts up to $600,000, shall be placed in escrow and will be disbursed upon application to the Escrow Agent, countersigned by Commonwealth Advisors, and upon achievement of certain disbursement mileposts.

Subordination	We have agreed to obtain a written subordination agreement from any lender or creditor for any current or future debts in a form that is acceptable to Commonwealth Advisors and which provides for such other party or creditor to fully subordinate its rights and interests in favor of Commonwealth Advisors.

Voting Agreement	We have agreed to enter into a Voting Rights Agreement, Exhibit 4.5, that will give Commonwealth Advisors, should it purchase at least $3 million of the Debentures, the right to nominate three of the five members of our board of directors and obligates each Debenture Holder, should they exercise their Warrants, and Shareholder to vote for these nominees. See “Voting Rights Agreement.” Page 48.

Supermajority

The following actions will require the vote of at least two of the three directors appointed by Commonwealth Advisors:

•      Merger or other business combination

•      Sale of all or substantially all of our assets

•      Incurrence of secured or unsecured debt

•      Issuance of additional equity

•      Amendment of Certificate of Incorporation, Bylaws or other governing documents

•      All expenditures, contracts, leases, and other obligations committing the Company to expenditures of more than $10,000 per year

•      Any transaction outside the scope of the Company’s business

•      All employment agreements (written and oral)

•      Adoption of annual budget for the Company

•      Expansion or contraction of the Board

Anti-Dilution	Stock Dividends/Recapitalization. In instances where we: (i) pay a dividend or make a distribution with respect to our Shares or other equity securities,

(ii) conduct a stock split, or

(iii) combine our outstanding shares into a smaller number of shares then the conversion ratio in effect immediately prior to such action shall be adjusted so that the holders of any Warrants thereafter surrendered for conversion shall be entitled to receive the number of Shares of the Company which he would have owned immediately following such action had such Warrants been converted immediately prior thereto.

Reorganizations/Mergers. In case of any reclassification or change of the outstanding Shares of the Company or any reorganization of the Company (or of any other corporation, the stock or securities of which are at the time receivable upon the exercise of the Warrant), on or after the date thereof, or in case after such date, the Company (or any such other corporation) shall merge with or into another corporation or convey all or substantially all of its assets to another corporation, then and in each such case, Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, reorganization, merger or conveyance, shall be entitled to receive, in lieu of the shares of common stock and other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities of such party to which Holder would have been entitled upon such consummation if Holder had exercised the Warrant immediately prior thereto.

Additional Debt	We cannot incur additional debt or grant any liens without Commonwealth Advisors’ written consent.

Warrants	For each $1,000 of Debentures purchased, you will receive Warrants to purchase 310 shares of common stock of the Company. The total shares of common stock issuable upon conversion of the Warrants is 2,480,000.00, which would represent 67 percent of the issued and outstanding stock. However, if the Company does not meet at least 90 percent of the cumulative milepost targets for gross revenue and gross receipts for 2006, then the number of shares that you receive upon exercise of the Warrant will double and you will receive Warrants to purchase 620 shares of common stock of the Company for each $1,000 of Debentures purchased, which would represent 80 percent of the issued and outstanding stock.

Exercise price	$0.01/per share of common stock.

Exercise period	Each Warrant is exercisable from its date of issuance through its date of expiration.

Expiration	Five years after issued date of Warrant.

Common Stock	The shares of common stock to be distributed pursuant to the Warrants will be free-trading, but are subject to the Voting Rights and Investor Rights Agreements.

New Developments

In June and July of 2005, the Company entered into agreements with SPAN Systems Corporation, an off-shore technology firm that the Company employs from time to time to provide programming resources. Under these agreements, SPAN Systems has undertaken projects involving data verification and quality assurance for the HazGuide™ product and enhancements to the RespondWare® product. Copies of the agreements are attached as Exhibits 10.12, 10.13 and 10.14.

In October of 2005, the Company entered into a Partnership Agreement with ACS Firehouse Solutions pursuant to which ACS Firehouse has agreed to co-market the Company’s HazGuide™ product as a value added module within the Firehouse Records Management System (RMS). FiRST will develop a portable and network capable version of HazGuide™ to enable it to work within ACS Firehouse’s RMS product and FiRST will provide 6,000 discs to be distributed to ACS Firehouse’s customer base on a 60 day trial basis. A copy of this agreement is attached as Exhibit 10.11.

Also in October of 2005, the Company finalized its vendor/reseller contract with Tele Atlas, pursuant to which FiRST will be an authorized reseller of Tele Atlas map data. A copy of this contract is attached as Exhibit 10.6.

RISK FACTORS

You should carefully review the information contained elsewhere in this prospectus and should particularly consider the following risk factors, which do not necessarily appear in the order of importance. Investors should consider all of these factors to be important. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risks Related to FiRST Responder Systems

We expect net losses for the immediate future and may not be able to continue as a going concern.

Our accountants have raised substantial doubt about our ability to continue as a going concern because of sustained operating losses. We are unprofitable, and we expect that we will continue to be unprofitable until at least 4Q 2007. Accordingly, we are dependent on continuing flows of capital to fund our operating shortfalls and will need to continue to raise money to support our operations. If for any reason this capital would be unavailable, we could fail and you would lose your investment.

We have a limited operating history, making it difficult for you to evaluate the effectiveness of our business model and management.

FiRST Responder Systems, and its predecessors, formed in 2001, has a limited operating history. As a result, it is difficult to evaluate FiRST Responder Systems’ business, management and its future prospects. Our business model is dependent on the market acceptance of RespondWare® and HazGuide™ and the successful development of the HazSensor™. We cannot predict whether the market will accept our products. Moreover, we cannot predict whether the HazSensor™ can be manufactured commercially or cost effectively so that it would be commercially successful. Although we currently market and sell RespondWare®, our limited history makes it difficult to determine whether our management will be able to successfully manage a larger enterprise.

If we do not raise at least $1.5 million from this offering, then FiRST Responder Systems will likely fail, and you will lose a substantial portion of your investment.

To date, we have funded our operations from our revenues and the sale of equity and debt. We will need a minimum of $1.5 million from this offering to meet our minimum operating and capital requirements for the next 12 months and $3 million to meet our minimum needs for the next 24 months. We do not have any commitment that we will receive this $1.5 million in funding. If we receive less than $1.5 million, then there is a strong possibility that our business will fail.

Even if we receive the full proceeds of this offering, we will need additional financing to continue to successfully develop the business.

We may not be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds when needed, on acceptable terms, we may not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This could seriously harm our business, financial condition and results of operations.

This is a reasonable efforts, no minimum offering, and we have no obligation to raise a minimum in the offering. We will likely fail if we do not raise at least $1.5 million.

The Debentures will be sold on a “reasonable efforts” basis. We are not, therefore, required to receive any specific amount of subscriptions. Accordingly, investors whose subscriptions are accepted run the additional risk that we may not raise all of the funds we are seeking in this offering. If we do not raise at least $1.5 million, there is a strong possibility that our business will fail.

To date we have depended on a small pool of customers.

We currently have a limited number of customers (11 RespondWare® customers and 141 HazGuide™ customers). If we suffer attrition of several or more customers, we could experience a substantial drop in revenue.

The loss of key personnel or our failure to find qualified employees will negatively impact our business.

Our business is dependent particularly upon the efforts of our COO, Thomas Anderson, and our chief scientist, Grant Plummer. The loss of either individual would have substantial negative impact on our business. Moreover, as our operations expand, we will need to hire additional management, including a CFO and CTO. Our inability to identify and hire such persons at a reasonable price would impede our growth and would likely have a material adverse effect on our business. Additionally, competition for personnel is likely to be intense. In addition, we may not be able to recruit or retain the caliber of staff required to carry out essential functions at the pace necessary to grow and then sustain our business.

We have stopped development of the HazSensor™ product and will not be able to further develop the HazSensor™ unless we receive at least $6 million in funding from this offering.

We stopped development of the HazSensor™ in May 2004 because we did not have sufficient capital. If we do not raise at least $6 million, then we will not be able to develop the HazSensor™, which would have an adverse effect on our business.

We may encounter risks associated with new product development.

Our performance depends in large part upon our ability to complete the development of our products, which will be funded by this Offering. While RespondWare® is in commercial production, we are updating its source code and adding additional capabilities. HazSensor™ is still a prototype that is subject to substantial testing and final design. There can be no assurance that we will successfully or in a timely manner develop, acquire, integrate, introduce and/or market new product enhancements or products, or that product enhancements or new products developed by us will meet the requirements of our customers.

We may not be able to successfully expand our business.

To become commercially successful, we will need to substantially expand the size of our staff and our operations. If we are unable to find additional qualified staff or appropriate manufacturing equipment or subcontractors, our growth will be impeded. Therefore, there may be times when our opportunities for revenue growth may be limited by the capacity of our internal resources rather than by the absence of market demand for our products.

We may not be able to protect and to enforce our intellectual property and proprietary rights, which could impair our competitive position.

Our ability to compete depends upon our proprietary systems and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. The agreements we have entered into to prevent misappropriation of technology may not be enforceable. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity. These claims, even if not meritorious, could be expensive and divert management’s attention from our operations.

Other parties may also assert technology infringement claims against us and may prevail. In such event, we may be required to engage in protracted and costly litigation, regardless of the merits of such claims; discontinue the use of certain software codes or processes; develop non-infringing technology; or enter into license arrangements with respect to the disputed intellectual property. We may not be able to develop alternative technology and any necessary licenses may not be available or available on commercially reasonable terms. Responding to and defending against any of these claims could have a material adverse effect on our business.

We face significant competition.

We compete in two principal markets. Our RespondWare® systems compete with other computerized mapping products, called geographical information system (“GIS”) software. Our HazSensorTM product will compete with other chemical detection instruments. Both markets are characterized by significant competition. Many of our existing and potential competitors have established technologies and operating history, substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, regulatory matters, marketing and sales. Other companies may succeed in developing products that are safer, more efficacious or less costly than any that may be developed by us and may also be more successful than us in production, marketing and sales. Our business, financial condition and results of operations will depend upon whether we can compete effectively with other GIS software and chemical detection companies and establish our technology in the market. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on the Company’s business, financial condition or results of operations. See “Business - Competition.”

We may have difficulty managing growth.

If successful, our growth strategy will require our management to conduct operations and respond to changes in technology and the market, while expanding operations and personnel. There can be no assurance that we will be able to manage this expansion effectively, including providing a satisfactory level of customer service and technical support under the stresses exerted by continued growth. Any failure to manage our future growth properly could have a material adverse effect on our operating results.

Our insurance coverage may not cover all instances of loss.

Although we carry general liability insurance, any such insurance may not cover potential claims against us or may not be adequate to indemnify us for all liability that may be imposed. It may be impossible or impractical for us to purchase insurance to cover some of our potential exposure. This will expose us to risks and expenses relating to uncovered or under-covered exposures.

Continued budget constraints of state and local governments could adversely affect our business.

Our federal, state and local government customers account for approximately 95% of our business. Many state and local governments are operating under very tight budget constraints. Continued budget constraints on these governments could cause them to delay or cancel pending projects, which could adversely affect our financial results.

We operate under fixed price contracts and our inability to estimate our costs may adversely affect our financial results.

Much of our business is pursuant to fixed price contracts. If we do not accurately estimate our costs, we could suffer losses on these contracts. In addition, our revenues under these contracts are recognized under the percentage of completion method of accounting. This method requires considerable judgment, and, as a result, the estimates derived at any point in time could differ significantly from the final results attained.

The loss or reduction of United States Government contracts and grants could adversely affect our business.

Grants from the United States Government finance a significant portion of our business. We estimate that approximately 50 percent of our existing contracts and sales in progress are financed either directly or indirectly through federal government grants and other financial assistance. We also expect the federal government to directly be a significant customer. Fluctuations in spending by the United States Government for homeland security and fire departments would adversely affect our ability to receive future contracts. Additionally, the United States Government may cancel its contracts unilaterally, at its convenience. The loss of, or a significant reduction in, this business could have an adverse effect on our business.

We are subject to substantial government regulation that could cause delays in the delivery of our products and services and may subject us to audits or other similar review processes.

As a contractor with agencies of the United States Government and various state and local governments, we are obligated to comply with a variety of regulations governing our operations and the workplace. These regulations include those promulgated by, among others, the various states with which we contract, and the United States Departments of Commerce, Homeland Security, Transportation and the Occupational Safety and Health Administration. Certain of our contracts give the contracting agency the right to conduct audits of our facilities and operations, including a review of our compliance with the prescribed procedures established in connection with the government contract. We may be subject to investigations as a result of an audit or for other causes. Adverse findings in an audit or other investigation, including violations of environmental or labor laws, could result in fines or other penalties up to and including disqualification as a United States Government contractor. United States Government contracts may also contain specific delivery requirements, which if not met satisfactorily by us could result in penalties assessed against us and a loss of revenue.

Risks Related to the Debentures and the Warrants

The Debentures are unsecured obligations, meaning that we currently have, and are likely to have in the future, indebtedness that must be repaid before the Debentures can be repaid.

The Debentures are not secured by our assets or other collateral and will rank equal to any of our future unsecured indebtedness. As of November 21, 2005, we had on a consolidated basis senior secured indebtedness of $560,000, consisting of the Bridge Loan of $500,000 and $60,000 other indebtedness of equal ranking with the Debentures.

No public market for the Debentures, the Warrants or the Shares exists.

The Debentures, Warrants and Shares are not traded on any exchange or other trading market. We do not expect a market to develop for these securities in the immediate future. There can be no assurance as to what price, if any, the holders of the Debentures, the Warrants, or when converted, the Shares would receive for the Debentures, Warrants or Shares, as the case may be.

Debenture holders will experience dilution with regard to the conversion of the Warrants into shares of common stock of FiRST Responder Systems.

The imputed value of the Warrants per share is substantially higher than the book value of the FiRST Responder Systems’ common stock per share. Accordingly, you will pay a price per share that substantially exceeds the value of our assets after subtracting our liabilities. Assuming the sale and exercise of the maximum amount of Warrants and based on the current conversion price and tangible book value, Debenture holders would incur dilution of approximately $1.06 per share.

We may redeem the Debentures before maturity, requiring investors to reinvest their principal.

We may redeem the Debentures at any time, in whole or in part, on at least 30 days’ notice, but no more than 60 days’ notice, together with any accrued and unpaid interest to, but excluding, the redemption date, at par without the payment of any premium amounts under circumstances as described in this prospectus.

You should assume that an early redemption may be attractive to us if we can obtain capital at a lower cost than we must pay on the Debentures or if it is otherwise in our interest to redeem the Debentures. If the Debentures are redeemed, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the Debentures.

This prospectus contains forward-looking statements.

This prospectus contains “forward-looking statements.” The words “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend” and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, many of which are outside our control. These statements appear in a number of places and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

•	Budgeted capital expenditures;

•	Development of new products and technology;

•	Our future financial condition or results of operations; and

•	Our business strategy and other plans and objectives for future operations.

When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. We made numerous assumptions in preparing projections and many of these assumptions may turn out to be wrong. The risk factors noted in this prospectus and other factors noted throughout this prospectus, the accompanying prospectus and the information incorporated by reference, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement. Numerous uncertainties are inherent in establishing a new business, especially in the relatively new markets of homeland security mobile incident-management software and standoff chemical detection. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

DILUTION

Valuation of the Warrants

Assuming that we sell the full $8 million of Debentures, we estimate that $4,149,406.00 of the proceeds should be allocated to the purchase of the Debentures and $3.85 million should be allocated to the purchase of the Warrants. See Exhibit 23.2. This means that you would pay approximately $1.55 for each warrant to purchase a share of stock. The fair value of the warrants was estimated assuming that the market rate of interest on the Debentures without Warrants would be 18 percent and that there would be no dividends on the shares of common stock. The value allocated to the Warrants is included in additional paid-in capital and is being accounted for as a debt discount amortized over the period of the debenture.

Calculation of Dilution

As of December 31, 2004, FiRST Responder Systems had a net tangible book value of $419,663, or $0.35 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less the amount of FiRST Responder Systems total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the issuance of the Debentures and conversion of the maximum amount of the Warrants, FiRST Responder Systems adjusted pro forma net tangible book value as of December 31, 2004 would have been $3,771,776.00, or $1.01 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.68 per share to FiRST Responder Systems’ existing shareholders and an immediate dilution to the persons exercising the Warrants of approximately $0.54 per share. Dilution is determined by subtracting pro forma net tangible book value per share of common stock after this offering from the imputed estimated price paid by new investors for a share of FiRST Responder Systems common stock assuming the Warrants are exercised. The following table illustrates this dilution on a per share basis at the 50 percent and 100 percent of the maximum of the offering.

	Sale of $4 Million of Debentures (50% of Offering)	Sale of $8 Million of Debentures (Maximum Offering)
Book value per share as of 12/31/04	$419,663.00	$419,663.00
Imputed price per share upon exercise of warrant	$1.55	$1.55
Net tangible book value per share before conversion	$419,663.00	$419,663.00
Pro forma net tangible book value after sale	$2,344,960.00	$4,270,257.00
Increase in book value per share attributable to the conversion of the debentures	$0.74	$0.68
Dilution	$0.81	$0.54

PLAN OF DISTRIBUTION

We are offering the 3% Debentures and Warrants ourselves and through a placement agent. We are selling the Debentures and Warrants ourselves through Mr. Thomas Anderson, our COO. We have also engaged CRT Capital Group LLC (“CRT”) to act as a placement agent to assist us in connection with this offering subject to the terms and conditions contained in a placement agency agreement.

CRT is not purchasing or selling any securities by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of the securities, but it has agreed to use reasonable efforts to arrange for the sale of all $8,000,000 of the securities. We will pay all costs, expenses, fees and taxes in connection with the preparation, production, filing, registration, amending, qualifying, marketing, sale and delivery of the Prospectus, the Securities and any related agreements. In addition, we will pay CRT a fee of 4 percent of the principal amount of Debentures sold.

CRT has the right to terminate the Agreement at any time if (i) we fail to perform any of our obligations under the Agreement; (ii) any conditions to CRT’s obligations are not fulfilled; (iii) trading on the NASDAQ, New York Stock Exchange or the American Stock Exchange is completely suspended; (iv) minimum or maximum prices are fixed or required on the NASDAQ, New York Stock Exchange or the American Stock Exchange; (v) a banking moratorium is declared by any federal or state authority; or (vi) in the judgment of CRT, a material and adverse outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis occurs that makes it impractical or inadvisable to proceed with sale of the Securities. In addition, CRT’s obligations are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

In order to purchase the 3% Debentures and Warrants in this offering, investors will be asked to execute and deliver to us a purchase agreement. We currently anticipate that closing of the sale of 3% Debentures and

Warrants will take place on or about December 30, 2005. Investors will be asked to provide an executed purchase agreement following their receipt of a final prospectus relating to the offering of the 3% Debentures and Warrants. Upon confirmation of the purchase and execution of a purchase agreement, an investor’s obligation to purchase the 3% Debentures and Warrants will be subject to the condition that the placement agent has not terminated the placement agency agreement or determined that the conditions to closing in the placement agency agreement have not been satisfied.

All subscriptions are subject to the conditions set forth in the purchase agreement, which may be waived by us in our discretion.

Commissions and Fees

We will pay the placement agent a commission equal to 4% of the gross proceeds of the sale of the 3% Debentures and Warrants in the offering. If we sell all of the 3% Debentures and Warrants being offered by us in this offering, CRT Capital Group LLC will receive a commission equal to $320,000.

Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering fee, if any, is not presently determinable and may be substantially less than the maximum amount set forth above. We estimate the total expenses of this offering, which will be payable by us, excluding the placement agent fees, will be approximately $178,500.

Indemnification and Contribution

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the placement agency agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

Registration of the Debentures and the Warrants

The Debentures are freely transferable. However, there is currently no public market for the Debentures.

The Warrants are also freely transferable. However, we do not intend to register the Warrants for trading with an exchange at this time.

The Shares received as a result of the exercise of the Warrants are also freely transferable. However, we do not intend to register the Shares for trading with an exchange at this time and the Shares are restricted by an Investor Rights Agreement and Voting Rights Agreement.

Trustee, Agent, Paying Agent and Registrar

Hancock Bank of Louisiana will act as the Indenture Trustee, Escrow Agent, Paying Agent, and Registrar for the offering.

How to Subscribe for Debentures

To purchase the Debentures please contact:

Mr. Thomas Anderson

Chief Operating Officer

FiRST Responder Systems and Technology Inc.

8000 GSRI Avenue

Building 3000

Baton Rouge, LA 70820

(225) 578-0333

or

Mr. Steve Bragg

CRT Capital Group LLC

262 Harbor Drive, 3rd Floor

Stamford, CT 06902

(203) 569-6800

USE OF PROCEEDS

With the use of proceeds from the offering, we will be focusing on five strategic goals:

•	To expand our sales and marketing efforts. We intend to hire additional inside sales personnel in our Baton Rouge corporate office, along with outside sales personnel in major new regional markets. The inside sales employees will be utilized for generating sales leads in the new markets that are to be followed up by the sales people in the field. We will also use proceeds to hire technical field managers.

•	To complete development of our two principal products, HazSensor™, a portable chemical detection and evaluation system that is still in development, and RespondWare®, a graphical geographical information software for first responders like fire and police departments that we are currently selling. With regard to the HazSensor™, we will use a portion of the proceeds to hire engineers and third-party laboratories to test our existing prototype and to design, test and build at least two final pre-manufacturing prototypes and to create, design and assemble documents for manufacturing. With regard to RespondWare®, we will use the proceeds from the offering: 1) to redesign our existing product to utilize the next generation of software; 2) to design and to build a web-based version of the product for emergency operations centers; and 3) to continue to design and build relevant add-on modules to manage various new types of emergency data.

•	To create a rapidly expandable infrastructure of computer based customer response management (CRM), enterprise resource planning (ERP) tools and software manufacturing and quality assurance and quality control systems (QA/QC), all in order to provide a better product and customer support experience while maximizing the company’s personnel, market insights and cost controls.

•	To expand research and development by hiring additional programmers and engineers to enhance our new and existing products along with accelerating the development and marketing of the HazSensor™.

•	To retire the bridge financing and accrued expenses incurred during the Debenture funding process and for working capital.

If we sell all of the Debentures and Warrants being offered by this prospectus, we estimate that the net proceeds to us will be approximately $7,501,518.40, after deducting the placement agent’s fees and our estimated offering expenses. We may sell less than all the Debentures and Warrants being offered by this prospectus, in which case the net proceeds to us would be less than this amount.

Our order of priority, based on the actual level of funding raised, is as follows:

1)	Pay for the expenses related to this offering;

2)	Retire the bridge loan of $560,000 plus accrued interest;

3)	Purchase necessary hardware and equipment to support a growing infrastructure;

4)	Fund salaries for new sales programming and technical support personnel;

5)	Retire trade payables and accrued expenses;

6)	Fund final development of our HazSensor™ device; and

7)	Hire experienced senior management, including a CFO and CTO, to build and to lead our major departments.

The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our product development efforts, competition, marketing and sales activities and the market acceptance of any products we introduce. Pending such uses, we intend to invest the net proceeds of this offering in investment grade, interest-bearing securities.

BUSINESS OF FIRST RESPONDER SYSTEMS AND TECHNOLOGY INC.

We design and sell software and hardware systems for first responders like fire and police departments. We are located in Baton Rouge, Louisiana. Our clients to date have been municipalities and fire departments. We have three principal products: HazSensor™, RespondWare®, and HazGuide™.

The HazSensor™ is a portable chemical detection system that can detect hazardous chemicals from a remote location and then report the characteristics of the chemical and the appropriate response. We have a working prototype, but substantial development is still necessary to test the existing prototype and to design and to build our final prototype.

RespondWare® is a geographic information system (“GIS”) software system that provides graphical data to first responders of the location of the emergency, the best route, hydrant location, capacity and type, other responding units, and other data like Tier 2 chemical data storage locations and pipelines. We currently sell RespondWare® and are continuing to update the software and its capabilities.

The HazGuide™ Chemical Explorer is a complete library of all the Federal public domain hazardous materials guides cross-referenced on a single CD for use by first responders in the field. HazGuide™ gives first responders the ability to identify chemical reactions; quickly access procedures and recommendations for chemical classes; determine chemical properties such as flash point, boiling point and lower explosion limit; review at a glance NIOSH guidebook respirator recommendations; and calculate and present hot zone recommendations. We currently sell HazGuide™ to fire, police and homeland security departments.

Our History

We formed FiRST Responder Systems to research, test and build a fully working proof-of-principle1 prototype device that would be capable of remotely detecting, identifying and quantifying industrial chemicals and chemical based weapons of mass destruction (WMD). This device was designed to be deployed and used by our nation’s “first responders”2 and military personnel to assist them in their mission to protect the United States from accidental or terrorist events involving chemicals, bio-chemicals or chemical warfare agents. Our proof of principal prototype, now called the HazSensor™, has been completed and is working.

Originally, we operated under a multi-tiered structure comprised of EmerTech, LLC; EmerTech Investors, LLC; EmerTech Technologies, LLC and later FiRST Responder Systems and Technology, LLC. (collectively “EmerTech”). Working on the HazSensor™, the research and design teams worked to integrate two broad areas of technology: hardware and software. As the work continued, management came to believe that, in addition to solving the inherent challenges of the HazSensor™, the software research and development group was yielding potential new products of commercial value to the first responder community including: navigation, data management, hydrant location, pre-planning and chemical knowledge databases. Management began discussions with the leadership of the East Baton Rouge Parish Fire Department in order to understand the market viability of one such software product: RespondWare®.

[1]	A proof of principle prototype (“POP”) is sometimes referred to as proof of concept. Typically, for a new invention like the HazSensorTM, a prototype is constructed to prove that the underlying theory and design work. This POP does not necessarily reflect the final design of the product; rather, it is built to demonstrate that the theory of operation works.

[2]	The term ‘first responder’ refers to those individuals who in the early stages of an incident are responsible for the protection and preservation of life, property, evidence, and the environment, including emergency response providers as defined in section 2 of the Homeland Security Act of 2002 (6 U.S.C. 101), as well as emergency management, public health, clinical care, public works, and other skilled support personnel (such as equipment operators) that provide immediate support services during prevention, response, and recovery operations.

In June of 2002, management decided to focus on developing new software products as a strategy to:

•	create additional intellectual property assets for the Company;

•	introduce and customer test the software products in preparation for the future introduction of the HazSensor™, which requires the software platform for deployment;

•	realize a quicker revenue opportunity to begin to contain expenses in the nearer term; and

•	build an industry brand identity (hence the Company name change to FiRST Responder Systems and Technology, LLC) and reputation for innovation and service with industry trade affiliations.

Management decided on these directives in order to attract appropriate quality business partners for long-term market success and/or the greatest potential for an exit strategy for the capital investors through partnership, strategic merger or outright acquisition.

In addition to the focus on the software operations, we pursued and participated in a number of encouraging high-level meetings with corporate executives in the homeland defense industry in order to further the prospects of the HazSensor™. We also have worked to develop relationships with appropriate government agencies and associations. We have consulted with the Office of the Governor (LA) and the Louisiana State Police leadership concerning a state-wide RespondWare® pilot program (launched December 2004) and have met with the U.S. Fire Administration (USFA – a division of FEMA), the International Association of Fire Chiefs (IAFC), the U.S. Environmental Protection Agency (EPA), the U.S. Coast Guard, the U.S. Department of Commerce, the U.S. Secret Service and the Department of Homeland Security.

In December 2002, we successfully delivered our first version of RespondWare® (then called HazNavWare) to the East Baton Rouge Parish Fire Department (one of the few Class-1 rated fire departments in the U.S.). The Company then re-engineered the product to prepare it for a national product release and named the product RespondWare®. This successful installation with a nationally recognized major client and continuing development positioned the Company to prepare for a pre-market introduction at the International Association of Fire Chiefs (IAFC) Fire-Rescue Show in Dallas in August of 2003. At that point, the Deputy Director of the IAFC invited us to formally present at the conference, host a HazMat Procedures Seminar, and write a feature article for their trade journal.

Effective February 18, 2004, as part of our effort to fully develop brand identity, we merged and combined our various entities into FiRST Responder Systems and Technology, LLC.

Since the terrorist attacks of September 11, 2001, our industry has experienced unprecedented change. The country has witnessed the creation of a presidential cabinet level position for the Department of Homeland Security with an estimated budget for first responder and national infrastructure initiatives estimated to exceed $443 billion in the coming decade. We believe the marketplace is experiencing a seismic transformation and will continue to remain fluid for the next few years as first responders’ best practices, policies, procedures, communications, infrastructure requirements and support needs continue to be evaluated and changed.

We introduced our products at major industry tradeshows beginning in 2003 to begin branding and product interest for sales beginning in Q4-2004. We will continue to seek out top-level sales and technology personnel from the first responder industry to build the customer relations team. During 2006, we intend to put in place a customer support network and we intend to build upon the full sales force put in place in Q3-2004.

Organization of FiRST Responder Systems

We have two primary lines of business: Software — RespondWare® and HazGuideTM — and Hardware, HazSensor™. Our primary focus currently is on the software products. We are actively marketing and selling the RespondWare® and HazGuideTM products while continuing to further develop these products. We are also continuing development of the HazSensor™ with the pursuit of two additional divisional patents and will implement further testing of our prototype later this year. The HazSensor™ has been proven to work in lab conditions, and the decision to focus near-term on the software products was made only because the cost-to-entry is less than the larger capital infusion required to further develop and initiate the manufacture and support of the HazSensor™. The amount of capital further invested in HazSensor™ depends upon the success of this offering and whether we are able to develop any corporate or government sponsorships or grants for the further development of the product.

We earn revenue based on software sales with recurring revenue streams through software service and upgrade contracts, and systems maintenance. In the future, we may consider offering data back-up services that we believe have the potential to establish an extensive database of chemical incidents for profiling and analysis by governments and their agencies. This profiled chemical incident database, in turn, could make our products and services more valuable as a first responder resource and is a potential revenue stream on its own (Federal compliance reporting and Tier 2 chemical storage reporting requirements). FiRST Responder Systems has researched and determined the chemical safety and software market to be about $40 billion over the next 10 years (insurance payouts for chemical industry or transportation incidents alone constitute $4 – 5 billion in lost revenue annually).

Our Strategy

The Company has a four-pronged business growth strategy.

1.	360 Degree Branding.

We initiated a national advertising campaign with Firehouse and Fire Engineering magazines. Additionally, we use targeted mailing and web advertising on a leading industry information portal, www.Firehouse.com. We also submit regular press releases to major public safety and municipal employee trade publications.

In order to extend the reach of our traditional marketing efforts, we also seek to position ourselves as a product leader through our close association with, and service to, a number of vital industry foundations and organizations. We are one of only a dozen corporate sponsors of the Congressional Fire Service Institute (CFSI -the largest caucus within the U.S. Congress with over 340 members), a top-tier Gem Partner of the International Association of Fire Chiefs (IAFC), a “Black Helmet” corporate sponsor of the National Fallen Firefighters Foundation (IAFF), as well as an active member of the Fire and Emergency Manufacturers and Services Association (FEMSA).

2.	Partner with complimentary software and hardware manufacturers to share technology, customers and marketing expertise.

We have entered into business development arrangements with ESRI, Exhibit 10.7, and Tele Atlas, Exhibit 10.6. Our arrangement with ESRI allows us to use ESRI development software to develop and promote end user applications. We may also use the ESRI logo and participate in exclusive collateral marketing efforts sponsored by ESRI. Our arrangement with Tele Atlas allows us to use Tele Atlas software to assist us in our development of end user applications and allows us to sublicense the software to the end user as a value added reseller.

We are currently pursuing multiple strategies with major hardware manufacturers who would provide customized platforms for hand-held embedded computers. We are discussing with another company the possibility of providing communication links or pipelines to accelerate data transfer and widen the opportunities for our customers to purchase our full systems without the traditional expenses of adding a computer-aided dispatch center (which can cost in the hundreds of thousands to millions of dollars). We are also discussing strategic alliances with two computer-aided dispatch companies where our products would be integrated within their offerings in an original equipment manufacturer (“OEM”) fashion except the Company’s branding would remain.

3.	Work with non-technology public safety industry manufacturers to create product presence.

We believe there are a number of opportunities to work with emergency apparatus and emergency vehicle manufacturers to offer our products as an accessory much the same way you might upgrade to a CD player in your car. Emergency vehicles can range from $60,000 to over $2 million for a mobile command center. We believe that our products may be an attractive option or addition for these manufacturers.

We have been working with a major company that sells digital information systems that report the status of a fire apparatus’ pumps and onboard systems. Although we have no agreement, this manufacturer has indicated that it would like to integrate our products streaming information into their digital displays. This potentially offers us two opportunities: one, to partner and gain access to new customers and, two, the potential to stream their data into RespondWare® as a module.

4.	Commit to Federal and State sales initiatives with grant programs from Homeland Security and the Fire Act Grant and within the training centers of the U.S.

We are working on state-by-state grant funding, federal recognition as an approved product and top-tier metropolitan market interest in the Company’s product mix. Our products meet the current specification requirements for federal grant funding through the Department of Homeland Security’s multiple programs: the Fire Act, SAFER program, COPS Program, Urban Area Strategic Initiatives (UASI’s) and many others. This brings yet another grant source to local agencies for funding municipal infrastructure as per the Homeland Security Presidential Directive 8 (HSPD-8) and outlined in the National Incident Management System (NIMS), the National Response Plan (NRP), the Universal Task List (UTL) and the Target Capabilities List (TCL) as further detailed on the Department of Homeland Security’s website www.dhs.gov.

Our Products and Services

The HazSensor™

Using a Fourier-transform infrared (“FTIR”) spectrometer3, we have eliminated the need for first responder personnel to physically sample a gas or chemical release to determine the content and concentration of the release. The HazSensor™ can detect, identify and quantify gaseous phase chemicals to the parts per million from a remote location. Moreover, once these calculations are made, the HazSensor™ provides detailed information on how to respond to the chemical incident, whether it is an industrial accident or an act of terrorism. The device takes less than 45 seconds to complete its detection and advise the end user. But most important of all, the end user can do all of this from a remote location and does not have to enter a hot zone to gather a sample. Important aspects of this product and its technologies are the subjects of three patents, one issued patent (#6,885,965) and two patents pending.

[3]	A FTIR spectrometer analyzes infrared radiation reflected from a sample to determine the chemical content of that sample using advanced sign processing technologies.

We believe that the HazSensor™ is a unique product that provides multiple features and benefits to our customers, including:

•	Rapid detection and assessment of chemical hazards;

•	Remote detection of chemical hazards, protecting personnel;

•	Real time information on sources, toxicology, and countermeasures of chemical hazards; and

•	Ease of use and minimal training.

The HazSensor™ is an integrated hardware and software device that remotely detects, identifies and measures both industrial chemical and chemical weapon emissions. In addition to its ability to remotely detect, identify and measure the concentration of chemicals, HazSensor™ integrates and displays information related to:

•	The location of chemicals;

•	Their properties;

•	Toxicology and treatment;

•	Hazard potential; and

•	Applicable regulations.

HazSensor™ is accessed using a high-bright touch-screen that gives the user (e.g., a first responder), a simple “point-and-click” system for the remote detection, identification and measurement of concentration of both industrial chemicals and chemical weapons. Point the HazSensor™ at a chemical cloud, push the “Take Sample” button and the HazSensor™ displays what chemicals are present; how much of the chemical is present; regulatory thresholds of exposure to the chemical(s); likely scenarios about chemical origins (where it came from); emergency response procedures; potential impact to life and health; and suggested emergency medical responses.

The HazSensor™ knows its location via GPS and the location of reported industrial chemicals (Tier 2) and can be easily configured to inform the proper authorities (state police, local and state first responders as well as federal agencies such as FBI, FEMA, DHS, EPA, DoD, etc.) about potential terrorist incidents. We envision a control center that would indicate the current location of each FiRST Responder Systems’ HazSensor™, its current status and what it is identifying in real-time.

Our current proof of principal prototype uses liquid nitrogen in conjunction with the operation of the FTIR spectrometer. We intend to substitute alternative FTIR spectrometers that do not use liquid nitrogen in our final design.

Status of Design and Testing

In-house testing was first performed in early 2002. The first prototype was completed in Q3-2002 and preliminary field-testing was conducted at that time. Ongoing testing is currently underway in contained releases with various backgrounds. To date, we have tested the device under certain controlled laboratory settings, including our facility at LSU, Dupont laboratories located in Richmond, Virginia and the NASA Stennis Space Center. For example, we used the black body calibration tools at Stennis Space Center to test the accuracy of the HazSensor’s™ ability to ascertain small variations in temperature. In other tests, we have computer modeled a number of variables such as the temperature differential between certain background temperatures and the ability to see the protons of certain chemical elements. In yet other, more informal tests, we have used a small hermetically contained cylinder into which chemicals (at known concentrations) have been released both singularly and as mixtures in order to determine if the device can determine the chemicals present and their proper (and known) relative concentrations. The chemicals that the Company has used in these sorts of tests and demonstrations include: sulphur hexafluoride (SF6), ammonia (NH3) and ethylene (C2H4) in strictly controlled situations for safety reasons. The HazSensor™ was positioned between 8 and 40 feet from the sample.

Further testing in the coming months is being coordinated in conjunction with both the Louisiana State Police and East Baton Rouge Parish Fire Department’s Hazard Materials Units for a wider variety of real-time operating scenarios. We have been invited to do extensive field trials at Dugway Proving Grounds in Dugway, Utah, the major U.S. Army testing facility for chemical and biological agents, that allows for the release of critical chemical simulates in various atmospheric and background conditions that are not otherwise available to the Company.

The next steps for the development of HazSensor™ include traditional product development and manufacturing issues such as reducing size and weight, encasing in a National Electrical Manufacturers Association (NEMA)-rated container (to prevent electrical charges from escaping the electronics) and completing the database of known chemical signatures. We are preparing for scenario modeling and field-testing to gather data for further consideration into the next generation of software (including SpectrumWare™) and hardware design.

Upon completion of these tests, final design specifications will be developed and we will proceed to preliminary manufacturing with the creation of final prototypes of three distinct configurations of the HazSensor™. One version will be a shoulder-mounted portable model for use in hard-to-reach, less accessible incidents. A second version will be a stationary-mounted model for cell tower, rooftop or fence line monitoring. The third version will be an in-vehicle model with telescoping mast with pan and tilt for use in HazMat units, command vehicles or unmanned surveillance vehicles.

Coinciding with the final manufacturing of the three prototype configurations, sales and marketing will begin with the expectation of receiving letters of intent from government agencies, state police, homeland defense and commercial customers while final manufacturing and assembly details are concluded. We expect that testing and preliminary manufacturing will be concluded in early 2007, and commercial sales and delivery to the market should begin in mid-2007.

Pricing for the HazSensor™ will be approximately $250,000 upon its initial release to the public with the retail price reducing with an increase in volume sales and the Company’s ability to increase margins during manufacturing. We are currently considering the opportunity for long-term leasing of the units, complete with maintenance programs and technical support derived from discussions with certain municipalities.

RespondWare®

RespondWare® is a geographic information system (“GIS”) software system that provides graphical data to first responders of the location of the emergency, the best route, hydrant location, capacity and type, other responding units, and other data like Tier 2 chemical data storage locations and pipelines. We currently sell RespondWare® and are continuing to update the software and its capabilities. RespondWare® can be integrated with all 911 systems as an application layer and can be deployed in laptops in first responder vehicles and apparatus.

RespondWare® operates through a radio-based or IP based client-server environment in order to protect against cataclysmic failure of networks that make web-based products vulnerable and the data inaccessible. In the public safety industry, network failure is not uncommon (consider Hurricane Katrina, the 2003 Northeast blackout or September 11, 2001).

RespondWare® gives real-time information to the first responder on the location of the emergency, best routing, other responding units, location of fire hydrants and other resources, the location of adjacent chemical hazards, and information on expected chemical hazards. This allows the first responder to reduce response times, better prepare to respond to the emergency while en route and allows first responding units to quickly share information. The product interface is intuitive and easy to use. The modular architecture allows additional units and new features to be added quickly. Moreover, the client-server architecture is very resilient and will be available even during widespread public emergencies such as hurricanes, blackouts or terrorist attacks.

RespondWare® was initially released to fire departments due to the evolution of the software from its HazSensor™ and its HazMat beginnings. We intend to dramatically restage RespondWare® into the law enforcement and emergency services industries. Examples of the types of data modules currently under consideration are Parole Residences, Known Sex Offender Residences, AMBER Alerts, Hospital Status (bed counts and epidemiological data), to name but a few. We are also considering commercial business-to-business applications such as routing for delivery services or “house-call” oriented businesses such as cable, telephone, power, water, sewer, extermination and the like.

Status of RespondWare® Development

We currently market and sell RespondWare®. To date, we have sold the product to eleven customers. The current version is the 1.3 build of the product. The software is designed in a modular fashion in order to allow the inclusion of third-party software upon strategic partnering. We intend to update RespondWare® with a portion of the proceeds from this offering. Primary updates will focus on upgrading the source code to ArcObjects, an object oriented platform, improving its operation, and developing additional modules.

In addition to navigation, RespondWare® is a data management and data-sharing platform that can synchronize data in client-server mode. RespondWare® can display Tier 2 chemical data that is reported as required by federal law, as well as any data that departments have put in the database as part of their site- or pre- planning work. RespondWare® can also display critical fire hydrant data such as location, flow, and last date tested, among other data sets.

We have recently added a number of modules to RespondWare®. The modules now include:

•	Navigation & Routing (Base Application of RespondWare® Mobile)

•	Land Parcel (zoning-based parcel information)

•	Street Management (the ability to input streets in- and out-of-service and reroute around out-of-service roads)

•	Hydrants (location, static pressure, thread type, manufacturer, last tested, etc.)

•	Tier 2 Facilities (federally mandated information of commercial facilities where chemicals are stored)

•	HazGuide™ (HazMat oriented chemical knowledge base)

•	Pipelines (chemical or gas pipelines with owner and chemicals being transported)

•	Data Synchronization and Sharing (Base Application of RespondWare® Central)

We are currently preparing for the release of RespondWare® Central in December 2005. We are in final testing and quality control. This complimentary software server platform will provide multiple features to, and will synchronize, the RespondWare® Mobile programs. For example, the Central program will allow for automatic vehicle locating (AVL) which allows the user to see all response vehicle locations in real-time. In addition to seeing this information at the dispatch center, we intend to enable the command mobile units to be able to see where the responder vehicles are within their jurisdictions. Additionally, the Central server will allow for data synchronization between the mobile units, in other words, updated information can be ‘pushed down’ to all the mobile units simultaneously. Street closures or new or changed data sets can be shared within agencies. Ultimately, information for law enforcement or fire service can be shared between agencies, allowing for data interoperability for the first time.

HazGuide™ Chemical Explorer

The HazGuide™ Chemical Explorer was derived from RespondWare®. It is a stand-alone software application that contains a complete library of all the public domain hazardous materials guides available in the marketplace and an automated hot-zone calculator based on government standards. This is the first product to contain all of these standard guides and a quick reference guide. Moreover, by containing all of these public domain volumes in a searchable application, rather than the actual volumes of paper guides, customers avoid multiple stacks of cumbersome paper guides. Retailing for $489, HazGuide™ satisfies an immediate need not addressed in similar products costing more than $15,000 (CoBRA). And lastly, with HazGuide™ being a software application, FiRST Responder Systems offers annual updates of the key information to existing customers for a reduced, or as a subscription, fee.

Our Services

In addition to the products RespondWare®, HazGuide™ and HazSensor™, we provide an array of services as are found in most software and technology companies. These services include annual licensing fees, annual maintenance service contracts and annual technical support service contracts.

We currently offer service contracts for the RespondWare® line of products. We market these as bundled services contracts, and they are required when purchasing RespondWare® and RespondWare® related products. We charge a flat 15% of the gross sale, payable on the anniversary of the products’ delivery to the customer. These services include the software licenses for our products as well as any internal pass-through licenses from our vendors, such as ESRI, Tele Atlas or Microsoft®. In addition, we provide basic maintenance, which includes software patches and simple upgrades for deploying additional modules. Lastly, we provide 60 days of technical support upon product delivery after which the services contract provides occasional technical support.

During our early release of a product, we provide top level customer and upgrade support as a component of our research, development and marketing strategy. This strategy keeps us close to the user experience and provides us with knowledge of where the product(s) can be improved as well as early word-of-mouth marketing for the Company as a dedicated customer support provider. We intend to broaden our offering of services contracts to include multi-tiered levels of technical support with each level providing a guarantee of a different number of hours or availability of customer support. We also intend to offer an ultra-maintenance service contract or “upgrade protection”, which provides the opportunity for the customer to pay a small annual fee in exchange for dramatically reduced pricing of major upgrades for the products as they are released.

Currently, we do not offer service contracts for HazGuide™ as it is sold in a standard commercial off the shelf fashion. To date we have had to provide only slight customer support for its hundreds of installations. In the future, we may consider broadening the HazGuide™ product to include more databases and features and may also consider offering HazGuide™ on a web services contract with an annual minimum payment.

We also do not currently offer service contracts for HazSensor™. However, we anticipate that it will require not only software maintenance and service contracts, but also hardware maintenance and service contracts as well. These products are still in development, and their availability will be determined by best practices and industry standards.

Future Product: FiRST RespondWare® Command and Control Data Systems

Though still at the development stage, FiRST RespondWare® Command and Control Data Systems could serve to bring all the data from all of our products into a streamlined command center where the officer-in-charge or federal authority can both designate data sharing across agencies and “push” data and analysis up the chain of command to the appropriate state and federal leadership. The result of this command and control system is having all emergency vehicles, hospitals and federal agencies sharing real-time voice and data from the field to command and from command into the field. This system would allow the best experts to work with first responders in the field. It will give first responders the benefit of “situational awareness” and coordinated information in combating an incident. It allows state and federal agencies to do fully-realized incident modeling to look for pattern behavior. By sharing the real experiences of each incident along with its challenges, failures, successes and archived data, the whole of the first responder community becomes stronger and more agile going into crisis events and suspicious incidents.

The Market

Based on our research of the first responder and industrial and chemical research markets, we believe that the market for RespondWare® is approximately 1,000,000 units, and the market for HazGuide™ is 250,000 units.

Industry Background:

•	First responders are a central component of the strategy of the U.S. Dept. of Homeland Security (DHS)

•	$443 billion in federal funds expected over the next 10 years (White House Office of Management & Budget)

•	DHS spending to date: 2002 - $21 billion; 2003 - $33 billion; 2004 - $42 billion; estimated, 2005 - $49 billion; and 2006, requested, 50 billion

•	$7 billion of additional state and local government spending since 9/11/01

•	Newly passed $650 million for the Fire Act Grant FY2005

•	$40 billion - $50 billion annual private sector outlays for security

The Market for HazSensor™ and Remote Sensing Products

Currently in the U.S. there are 23,484 regulated industrial chemical plants. Chemicals are transported via rail systems or tractor-trailers on the Interstate Highway system. Each day, the liquids and gases that fuel the nation’s manufacturing flow through 2.1 million miles of pipelines. Forty thousand truck, rail and nautical firms deliver 800,000 to 1.2 million loads of hazardous materials on more than 200,000 miles of track, highways and inland waterways. Two-thirds of the deliveries, according to the U.S. Department of Transportation, pose a security risk. Each one of these plants or transportation venues (in addition to industrial accidents) is a potential target and could be attacked by terrorists to injure and kill people, instill fear and hysteria, and damage our economy.

Therefore, we believe that there is a substantial private and public sector market for HazSensor™. We can estimate the market size based upon some known base facts: 2,700 first responder HazMat units in the U.S.; 23,484 regulated industrial chemical plants, or 66,000 plants using chemicals and which are regulated by the Environmental Protection Agency; and tens of thousands of critical infrastructure (e.g., bridges and tunnels) or government buildings. These do not include any Department of Defense opportunities. Perimeter or prophylactic-hygienic sensing could require a minimum of 3 units and possibly 4, 5, or more depending on the layout of the facility and whether there is a need to capture concentrations at various heights. Deploying two HazSensorsTM at the same time along with Computer-Aided Tomography (CT) would allow real-time plume modeling which, in turn, could be cross referenced with a geo-spatial (GIS) program to calculate shelter-in-place or evacuation perimeters. Government and municipal infrastructure includes rail, subways, highways, urban center points (such as Times Square or the Washington Mall) to government buildings, courthouses and so forth. Mass gathering sites include sporting events, airports, concerts, inaugurals and state fairs. Taken together as a whole, the possibilities for product deployment are substantial and dependent upon a cost benefit ratio of cost to deploy versus extended loss of life due to lack of situational awareness for responders and evacuees.

The U.S. market potential, based upon the assumptions above, and an aggregated unit price in the latter years of $75,000 would point to a potential multi-billion dollar market that is currently marginally served with out of date technology. We also believe there to be heightened demands for technology such as the HazSensorTM based upon technology Broad Agency Announcements from the federal government.

The Market for RespondWare® and Geographical Information Systems (“GIS”)

GIS-based systems are a driving force within the government sector. Hundreds of millions of dollars are being invested by municipalities to move to this standard for 911 and command and control systems. At the heart of our technology solution is the ability to coordinate currently existing data present within public safety agencies and municipal IT departments and present it visually in the field where responders need the information most. We believe that the potential market is approximately 1,000,000 units based on our analysis of police, fire, and EMS units.

Marketing Strategy

We believe there is a clear, unmet need for the technology that we have and are continuing to develop. The largest markets that management foresees are first responders, along with federal emergency management groups, the military, industrial chemical manufacturers, U.S. federal agencies and municipal early warning systems installations. These markets can be further broken down as follows:

First Responders

•	Fire

•	HazMat

•	City Police

•	EMS

•	State Police

•	Sheriff Departments

Chemical Industry

•	Industrial Chemical Manufacturers

•	Industrial Chemical Users (Secondary Markets)

Federal Emergency Management

•	FEMA (Federal Emergency Management Agency)

•	Offices of Emergency Preparedness

•	National Guard

•	DHS (Department of Homeland Security)

U.S. Federal Agencies

•	EPA (Environmental Protection Agency)

•	NASA (National Aeronautics and Space Administration)

•	NOAA (National Oceanic and Atmospheric Administration)

Target Customers

Of these various potential customers, we have focused our marketing efforts to date on fire departments. The target customers for RespondWare® are metropolitan fire departments, municipal agencies responsible for hazardous material mitigation, well funded volunteer and paid departments, high hazard tasked departments, early adopters of fire service technology and fire training centers. The target customers for HazGuide™ will be the above and additionally smaller fire departments, volunteer departments and individual firefighters.

Our products have already been adopted by a number of prominent fire departments and our close cooperation with the LSU Fire Emergency Training Institute (FETI), Texas A&M, and the East Baton Rouge Parish Fire Department have ensured that our products meet the special needs of local fire departments. We estimate that there are 28,000 fire departments in the United States, employing over one million fire fighters and deploying over 200,000 fire trucks and 30,000 support and command vehicles. The fire service has been the Company’s initial target market due to the evolution of the software out of the hardware and its focus on hazardous materials. The

Company will aggressively begin research and development of the restaging of RespondWare® into the remaining public safety services and commercial industries.

Strategy

We market our products through direct sales, industry and government conferences and our web site. Future sales will be added through value added resellers, commissioned representatives and agents.

We have partnered with Louisiana State University’s Fire and Emergency Training Institute and with Texas A&M University (arguably the two top fire training centers in the country). Instructors use our products to teach both new recruits and rookies, and returning officers seeking renewed certifications. This exposure is allowing our target customers to use the product and take that knowledge base back to their departments. Each student is given free demo disks of the Company’s product and FETI encourages them to use it in their standard operations. This relationship is being replicated to the top 20 fire training schools in the U.S.

We are currently preparing for the release of RespondWare® Central in mid-December 2005. This complimentary software server platform will provide multiple features to, and will synchronize, the RespondWare® Mobile programs. For example, the Central program will allow for automatic vehicle locating (AVL) that allows the user to see all response vehicle locations in real-time. In addition to seeing this information at the dispatch center, we intend to enable the command mobile units to be able to see where the responder vehicles are within their jurisdictions. Additionally, the Central server will allow for data synchronization between the mobile units, which means updated information can be ‘pushed down’ to all the mobile units simultaneously. Street closures or new or changed data sets can be shared within agencies. Ultimately, information for law enforcement or fire can be shared between agencies, allowing for data interoperability for the first time.

Conferences

We attend the top conferences of the first responder and civil government leadership. We began attending trade shows in 2003 to create brand awareness and advertised in trade magazines before attending each show. At trade shows, we operate a booth and give demonstrations and seminars on our products. We believe that by differentiating our products’ ease of use and core mission solutions, we show potential customers that our products are not only unique but also a must-have in their industry. We also use industry spokesmen and respected industry leaders to underscore that our entire product line was specifically designed for their use and that first responders had a hand in its design.

Direct Sales

We sell our products through a team of two Regional Sales Managers and selected distributors responsible for penetrating the targeted fire departments and emergency services agencies. These sales managers follow-up on leads generated through conferences and make independent calls to describe and to demonstrate our products. Our direct sales force to date has focused on early adopters and leveraging existing client relationships to generate additional sales. Our sales managers also work with potential clients to identify and develop grants to pay for our products, and we assist potential clients with the grant application process.

Website

We built and published a website adding features for sales, marketing and resources for customers. The address is http://www.firstrst.com. The website has download areas for PDF files and Power Point files. We also offer useful links to other resources on the Internet. An additional web feature under development is a complete user-driven Flash demonstration of the Company’s products complete with voice-over narration.

Financing

From 2001 until June 2004, we were financed by a combination of founder’s money, debt, private placements of equity, loans and revenue from sales of products. In total, the Company, from its inception, has raised $3,460,000.00 in equity.

We closed a Bridge Loan with a consortium of lenders on May 20, 2005, for $500,000 in anticipation of this offering. As of November 21, 2005, we have made four draws under the loan (on May 20, 2005, June 27, 2005, September 12, 2005, and October 26, 2005) totaling $400,000. Copies of the loan documents are attached as Exhibits 10.1 and 10.2. This loan is secured by a first position security interest on all of our assets and is due on May 21, 2006. However, the loan will go into default if we do not raise at least $3 million through this offering by December 31, 2005, and we intend to pay off the loan with a portion of proceeds from the sale of the Debentures (the Bridge Loan originally went into default when the Debentures were not funded by October 17, 2005. However, the Bridge Loan lenders agreed to waive the default and to extend the deadline. A copy of the extension is attached as Exhibit 10.4. In addition, our President, Jay Roccaforte, made two loans of $30,000 each on April 15, 2005, and on September 14, 2005. These loans are unsecured. Copies of the notes are attached as Exhibits 10.3 and 10.5. We expect total interest payments under the Bridge Loan to be approximately $31,050.00 assuming a payoff date of December 31, 2005, and we expect total interest payments under the Roccaforte loans to be $5,520.00 assuming the same payoff date.

We currently have an additional $100,000 available in draws under the bridge financing.

Research and Development

We began as a research and development concern in the Spring of 2001. Since then, our technology and focus to market has evolved. Our limited resources have mandated decisions as to which product development areas receive research and development funding and focus. For example, the research involved in the forensic capabilities of the HazSensorTM and the device’s graphic user interface led to our now stand-alone products, HazGuideTM and RespondWare®. During the development time of the software, in preparing it for market, we focused most of our resources on these projects. The HazSensorTM received focused but limited development.

We intend to aggressively accelerate the development of the HazSensorTM while we continue to bring added value to the software products through insights and touch points from existing and future customers. The HazSensorTM will be developed to a final prototype phase by a team of scientists, engineers and software architects dedicated to the HazSensorTM. We believe that field trials of the final prototype can begin roughly 12 months from the project’s funding. Similarly, the software research and development will be accelerated as well in order to meet customer requirements and expectations going forward as the market evolves. The software development team will work on the current products, upgrading the entire system to Environmental System Research Institute, Inc.’s geographical spatial rendering software and integrating capabilities with Oracle Spatial, Solaris and LINUX. We are already working with other first responder software companies to allow customers to deploy knowledge base from multiple applications into each other. We will continue to pursue partnerships with industry leaders to increase market share, mindshare and bring added value to the product offerings.

It is important to note that our latest and future software developments will be incorporated back into the HazSensorTM device for the field trials, and ultimately the final development initiatives would lead to an appreciation that though direct development of the HazSensorTM was curtailed in favor of the software, ultimately those efforts will benefit the HazSensorTM and had to be accomplished as part of the HazSensor’sTM overall development goals.

Employees

We have nine full-time employees and one part-time employee. We plan to immediately hire additional employees depending upon the success and subscription of the offering. These employees will be focused in sales and marketing, research and development, and administration. Our relationship with our current employees fosters high productivity and commitment. None of our employees are covered by a collective bargaining agreement. From time to time, we utilize the services of independent contractors to perform various other services.

Competition

HazSensor™

The vast majority of commercially available chemical agent detection and quantification systems rely on the collection and/or laboratory analysis of air samples. This requires that personnel enter the chemical emission site to collect a sample, which is time consuming and potentially hazardous. A small number of such systems require the installation of a supplementary light source or reflective optical surface at some location within or beyond (with respect to the main analyzer) the airspace to be analyzed. We believe that none of these systems are competitive with HazSensor™, which is designed to provide chemical information in near real-time from a single, remote location. Two companies offer FTIR based competitive products, Bruker-Daltronics, makers of RAPID, and General Dynamics Corporation, makers of JLSCAD. We intend to compete with these companies through the features of the HazSensor™ and cost.

RespondWare®

Public Safety software is an emerging industry sector. Old-line companies like 911 dispatch and records management have been present for a number of years. GIS-based companies have been in municipalities for years, but companies specializing in bringing that information down to the field user are still relatively new and exceptionally so in the public safety industry.

Potential competitors we face with respect to the RespondWare® product are discussed below (source: Dispatch Monthly Magazine, www.911dispatch.com). In almost all cases, the acknowledged top ten of the Top-Tier Computer Aided Dispatch (CAD) companies focus their products primarily on civil software, revenue tracking software, and 911 emergency dispatch software (the software used when one calls 911 in an emergency and the appropriate emergency service is then dispatched – i.e., fire, police or EMS). We believe that traditional CAD companies are starting to incorporate GIS features into their products.

To the best of our knowledge, no product exists that provides the complete information sets and features that RespondWare® does. In addition, our software application products are completely modular and can be incorporated into or onto any currently used emergency software platform, whether it be a 911CAD program or a laptop in a fire apparatus or police vehicle. Those competitors who have similar type products to RespondWare® include: CompassCom, Group 1, and VisionAIR.

HazGuide™

There are fewer competitors for HazGuide™, which we believe to be a superior product. Competitors and reasons why we believe HazGuide™ is superior are listed below:

•	Cameo: Utilizes only one reference and is not a user-friendly application.

•	Oreis: Utilizes information for only railroad incidents.

•	CoBRA: This application is extremely complex to use and learn, and costs over $15,000.

•	ChemTrac: This is a full web-based application only and does not have search abilities like HazGuide™.

Insurance

We have secured Errors and Omissions, Directors and Officers and Comprehensive General Liability insurance and will continue such coverage if available at a reasonable cost.

Intellectual Property

We protect our products under patents, available federal trademark and copyright protections as well as through confidentiality agreements with vendors and employees.

Patents

We received notice that the initial HazSensorTM patent filing was in fact deemed as three separate inventions. We subsequently received notice from the U.S. Patent and Trademark Office (USPTO) of the allowance of the first of the three filings based upon the original filing. We received that patent on April 26, 2005 (U.S. patent number 6,885,965), and we are currently prosecuting the remaining two divisional patents. Additionally, we filed for international patent protections in a number of target countries. The USPTO Notice of Allowance is attached as Exhibit 10.10.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company’s results of operations and financial condition for the past two fiscal years. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto referenced herein.

The Year Ended December 31, 2004, Compared with the Year Ended December 31, 2003

•	Total revenue increased 254% in 2004 to $121,283 from $34,254 in 2003.

•	Net gain of 77 new customers (157%) in 2004 to 126, from 49 in 2003.

•	Cost of Sales increased 100% in 2004 to $1,366, from $0 in 2003.

•	Operating Expenses decreased 16% in 2004 to $982,809, from $1,169,150 in 2003.

•	Net Loss decreased 24% to $864,693 ($.71/share).

In 2004, RespondWare® was introduced to the market and the Company implemented a strategy of competing for customers and revenue growth through our increased sales and marketing efforts. Through this strategy, we accomplished our goal of hiring two seasoned regional sales managers and one federal sales manager tasked to follow federal requirements, grants and federal sales opportunities. We focused on two major market areas of the United States: the East Coast region and the Gulf Coast region. Through this effort, we began to build a backlog of interest and bid proposals.

We continued to research a major component of our RespondWare® product offering, namely centralized data synchronization and the deployment of an integrated automatic vehicle location module. Additionally, we gathered information from first responder agencies regarding the types of information and interfaces most sought for fire, law enforcement and emergency medical services. We believe that these new product areas will help expand and diversify our reach into all aspects of the first responder community. These products will be complimentary of our other existing products and fully integrate with them so that we can now offer a more comprehensive suite of products and services to customers.

We financed the expanded sales, marketing, and research and development efforts, through private offerings of equity. In 2004, we raised $1,140,000 through the sale of 228 units of membership in FiRST Responder Systems and Technology, LLC and its predecessor companies. We also used $120,000 of these funds to buy back the outstanding membership units of two of the founders of the Company as agreed in their separation agreements. In 2003, we sold a total of 376 membership units for proceeds of $1,200,000.

Results of Operations

Net Revenue

Revenues in 2004 increased 254% over 2003 to $121,283 with 69% or $83,577 coming from the sale of HazGuideTM and $37,706 coming from the sale of RespondWare®. Sales continued to be generated through advertisement and promotion as was done in 2003. Total revenue for 2003 was $34,254 from the sale of the product HazGuideTM that came to market in August 2003.

Cost of Sales

Cost of product sales is dependent upon the product. To date, software development costs have been expensed as incurred for all of our products. HazGuide’s™ manufacturing costs, which are limited to the pure production costs of burning CDs and packaging, are expensed against marketing since the product is also distributed as a 30 – day trial demonstration. Because we are unable to determine whether the distribution of an individual demo results in a sale, we determined that all production costs for HazGuideTM should be expensed to marketing as the direct costs are considered immaterial.

RespondWare’s® cost of sales includes pass through licensing costs for ESRI and in some cases Tele Atlas if the customer requests third-party mapping data. We are a business partner of ESRI. ESRI provided technical support and licenses for early builds of RespondWare® at no cost to us in 2004 and 2003 in order to support our efforts of entering the market as a future ESRI reseller. We may retroactively pay for these licenses upon the successful conclusion of a formal licensing agreement with ESRI.

We entered into a contract in September of 2003 with Tele Atlas to provide mapping data for our RespondWare® product. In 2004, we sold 11 licenses of Tele Atlas at a cost of sales for the year of $280.50. The remaining licenses were expensed as expired software licenses in that period.

Occasionally, we purchase GPS units for RespondWare® customers. The costs for these purchases are included in inventory until the system is sold.

Gross Margin

Gross profit margins in 2003 were 100% generating $34,254 from HazGuideTM sales. In 2004, gross margins were 99% generating $119,917.

Operating Expenses:

Salaries and benefits

Salaries and benefits in 2003 were $325,214 consisting of technical and management staff. In 2003, the primary focus was development of software products. With HazGuideTM completion scheduled for late 2003, management developed a marketing plan to introduce the product at national trade shows, through display advertising in major trade journals and participation in national conferences.

In 2004, salaries and benefits increased 53% to $496,521. Technical staff increased to prepare RespondWare® for market introduction in late 2004. In September 2004, the Company hired its first sales staff. These two Regional Sales Managers quickly produced RespondWare® revenue of $37,706 and a bid backlog of just under $3,000,000 in a market where the sales cycle is known to be 18 months or longer.

General and administrative

Major and general expenses in 2004 and 2003 included advertising, consulting and legal expenses. In 2004, advertising expenses increased by 98% to $77,253 compared to 2003 when the Company spent $39,108 on direct advertising. The 2004 advertising expenses increased as a result of the release of RespondWare® in 2004. In 2004, consulting fees were reduced to $25,172 as a result of hiring full time technical personnel in lieu of consultants. Consulting fees in 2003 were $89,710. In 2004, we spent $18,998 on legal expenses, a decrease of 87% compared to

2003 when legal expenses were $147,480. In 2004, the majority of the legal expenses were a result of consolidation of our operating and holding companies and separation agreements with former employees. The legal expenses in 2003 were the result of many initiatives including: the development of the Company’s End-User License Agreement (EULA); the formation of FiRST Responder Systems and Technology, LLC as an entity; non-disclosure and non-competition agreements; agreements for technical consultants working on the Company’s software and hardware products; and other related corporate issues.

Amortization and Depreciation

The Company had depreciation and amortization expense of $19,102 in 2004 as compared to $11,727 in 2003. The increase in the depreciation expense is attributable to the purchase of new computer hardware which will be depreciated over a 5 year period. Amortization expense increased due to increased legal fees associated with the patent of the HazSensorTM.

Research and Product Development

Research and Development expense in 2004 decreased to $74,241 from $358,305 in 2003. In 2004, a final payment was made to Tango Enterprises, Inc. for programming and software development, including integration and testing of various map data along with development of the user interface and final programming for remaining components of RespondWare®. The product RespondWare® entered the market during the 3rd Quarter. Due to a lack of funding, further research and development of the HazSensorTM continued to be suspended other than software upgrades in December 2003 through March 2004. (Development on the HazSensorTM was halted in May 2003).

In 2003, 91% or $326,062 of the total research and development expense was associated with programming work to prepare HazGuideTM and RespondWare® for entry into the market. All remaining expenses can be attributed to consulting fees related to the HazSensorTM. HazGuideTM was available for sale during the last quarter of 2003.

Total Operating Expense

In 2004, total operating expenses decreased 16% to $982,809 compared to total operating expenses in 2003 of $1,169,150. The reduction in 2004 represents a decrease in expenses associated with research and development of both the HazSensorTM and the software products.

Net Operating Loss

Net operating loss in 2003 was $1,134,896 versus $862,892 in 2004 representing a decrease of 24%. This reduction in operating loss was due to reduced spending on research and development.

Other Income and Expense

Interest Expense

In 2004, the Company incurred $1,858 of credit card interest expense. In 2004 and 2003, the Company was fully funded through private equity and had no debt other than ordinary trade debt and credit card borrowing.

Intellectual Property

During 2003 and 2004, the Company pursued domestic and international patent rights to the HazSensorTM.

The Company continued to pursue the claims as set forth in the patent application and began to apply for international patent protections based upon the claims within the U.S. filing. The Company has filed trademark protection on the following: FiRST Responder Systems & Technology (logo); HazGuide™; and RespondWare®.

Nine Months Ended September 30, 2005

General

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company’s results of operations and financial condition for the first nine months of 2005 compared to the first nine months of 2004. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto referenced herein.

The Nine Months Ended September 30, 2005, Compared with the Nine Months Ended September 30, 2004.

•	Total revenue for the first nine months of 2005 was $115,981 as compared to $84,956 for the same period in 2004.

•	28 new customers were added in the first nine months of 2005.

•	Cost of Sales for the first nine months of 2005 was $6,583 as compared to $584 for the same period in 2004.

•	Operating losses for the first nine months of 2005 were $775,058, as compared to $686,419 for the same period in 2004.

•	Net Loss for the first nine months of 2005 was $792,583 ($.66/share), as compared to $687,750 ($.65/share) for the same period in 2004.

During the nine months ended September 30, 2005, we continued to pursue investment capital for the continued operations of the Company. In January, we began to aggressively contain expenses to maintain capital for payroll and critical operations. Hiring of needed staff and product advertising was suspended and marketing was curtailed. Management committed to the work of raising capital while running the Company at a minimum threshold of operations. During this time, we began to identify manufacturer’s representatives and certain personnel willing to join the Company upon continued funding.

We focused on sales to those agencies already in the pipeline as well as larger opportunities that represented possible sales of $250,000 plus and larger strategic relationships with major vendors and homeland security organizations. We also worked toward filing federal grant proposals for the Company’s products.

Results of Operations

Net Revenue

For the first nine months ending September 2005, revenue reached $115,981, an increase of 37% over the same time period in 2004 in which revenue was $84,956. This increase reflects the sales efforts of the sales and marketing group that occurred in late 2004. In early 2005, sales efforts along with marketing and advertising were curtailed due to lack of capital; however, in May 2005, with the addition of bridge financing, we began to show substantial development of backlog proposals.

Cost of Sales

Cost of product sales is dependent upon the product. Software development costs are expensed for all the Company’s products. HazGuide’s™ manufacturing costs, which are limited to the pure production costs of burning CDs and packaging, are expensed against marketing since the product is also distributed as a 30 – day trial demonstration. Because we are unable to determine whether the distribution of an individual demo results in a sale, we determined that the all production costs for HazGuideTM should be expensed to marketing as the direct costs are considered immaterial.

RespondWare’s® cost of sales includes pass through licensing costs for ESRI and in some cases Tele Atlas if the customer requests third-party mapping data. We are a business partner of ESRI. ESRI has provided technical support and licenses for early builds of RespondWare® at no cost to us in 2004 and 2003 in order to support our efforts of entering the market as a future ESRI reseller. We will retroactively pay for these licenses upon the successful conclusion of a formal licensing agreement with ESRI.

We entered into a contract in September of 2003 with Tele Atlas to provide mapping data for our RespondWare® product. In the first nine months of 2005, we sold 7 licenses of Tele Atlas at a cost of sales of $327. The remaining licenses for the period are being carried in inventory until the end of the fiscal year.

Occasionally we purchase GPS units for RespondWare® customers. The costs for these purchases are included in inventory until the system is sold.

Gross Margin

Gross profit margins for the period ending September 2005 were 94%. Gross margin for the period ending September 2005 was $109,398, an increase of 30% as compared to $84,372 in 2004, during which year all sales were related to HazGuideTM for which costs are expensed as stated above. Gross margins will decrease steadily as more RespondWare® products are sold due to the larger cost of goods sold in those software products, such as pass-through licenses of ESRI software and sometimes Tele Atlas data needed to run the RespondWare® product.

Operating expenses

Salaries and benefits

Salaries and benefits for the first nine months of 2005 were $456,512 compared to $356,433 in the same period in 2004. This represents an increase of 42% due to the addition of two Regional Sales Managers and a Federal Sales Manager.

General and administrative

For the first three quarters in 2005, our expenses were limited because we had very little cash available. Accordingly, we only spent $11,140 to purchase advertising. During the same period of 2004, we spent $78,795 in advertising in preparation for the release of the Company’s software products to the market. The reduction of expenses for advertising and marketing was a direct result of not having sufficient funds to purchase advertising or pursue certain marketing opportunities. For the first three quarters in 2005, there was no consulting expense compared to the same time period of 2004 when the consulting expenses were $22,671 due in large part to a payment to consultants for HazSensorTM software upgrades. In the first three quarters of 2005, legal expenses were $88,845 compared to the same time period in 2004 when expenses were $18,998, an increase of 368% due to expenses arising from bridge financing and filing of the Debentures and general corporate issues.

Amortization and Depreciation

In the first nine months of 2005, we had depreciation and amortization expense of $16,391 as compared to $14,127 for the same period for 2004.

Research and Product Development

In the first nine months of 2005, we had $50,805 of research and development expenses as we had limited working capital available to fund these expenses. In comparison, during the first nine months of 2004, we spent $73,650 on research and development primarily for the HazSensorTM and limited RespondWare® development.

Total Operating Expense

For the first nine months of 2005, operating expenses were $884,456, an increase due to the costs associated with raising capital, legal and accounting fees and adjusted salaries for staff, compared to the same period in 2004 with operating expenses of $770,791. Management expects total operating expenses to increase as a result of reinitiating research and development of the Company’s products, the addition of salaried personnel to support sales, administrative and technical support efforts and the funding of marketing and advertising efforts.

Net Operating Loss

In the first nine months of 2005, net operating losses were $775,058, an increase due to increases in expenses such as those associated with raising capital and retaining staff, as compared to the same period in 2004 in which the Company’s net operating losses were $686,419.

Other Income and Expense

Interest Expense

During the first nine months of 2005, management secured bridge financing and incurred interest expense of $17,525 as compared to $1,331 of credit card interest fees during the same period in 2004.

Critical Accounting Policies

Our significant accounting policies are disclosed in the Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use judgments to make estimates and assumptions that affect the amounts reported in the financial statements. As a result, there is some risk that reported financial results could have been different had other methods, assumptions and estimates been used.

Revenue Recognition

Revenue from software licensing is recognized when delivery of the software has occurred, a signed non-cancelable license agreement has been received from the customer, and any remaining obligations under the license agreement are insignificant. We enter into arrangements with our customers to provide customer support. Our products are generally deployed upon delivery. At the option of the customer, we may also provide installation services. The term of customer support generally begins when the license term begins and extends for one year. During the period of free customer support, we regularly make available to our customers all upgrades and enhancements developed during the period. After one year, a predetermined renewal rate including the software license, with optional customer and upgrades/enhancements, is offered to the customer. Since revenue associated with agreements to provide customer support services is recognized as related services are provided, we have deferred a portion of our revenue from the sale of software licenses to give effect to customer support, upgrades and enhancements which are yet to be provided. The deferred portion is based on an estimate, consistently applied, which we derived from our historical experience with sales of separate maintenance contracts, and in relation to the predetermined renewal rate offered to the customer. Support revenue, along with other revenue from annual or other renewals of maintenance contracts, is deferred and recognized on the straight-line basis over the term of the contracts.

Collectibility of Accounts Receivable

The process for estimating the ultimate collectibility of accounts receivable involves judgment, with the greatest subjectivity relating to governmental agency accounts receivable. Our customers, with rare exception, are governmental agencies such as police departments, fire departments, IT or IS departments and are therefore beholden to the full faith and credit of their municipalities’ accounting procedures. We believe that our customers represent a very high threshold of collectibility. We expect to accrue a reserve for bad debt as receivables increase.

Contractual Obligations

Our contractual obligations include office space, furniture and equipment under short-term lease agreements with the exception of office equipment that is leased through 2009. Management only expects changes in the ordinary course of business for 2005.

DESCRIPTION OF PROPERTY

We lease our principal operating location, which is located within the Louisiana State University Business & Technology Center on GSRI Drive in Baton Rouge, Louisiana. The office consists of 2,619 of 5,000 available square feet located on the old Albemarle Corporation’s Research and Development Campus. The lease is an annual lease with an annual right to renew. The rent is $850 per month. Upon January 1, 2006, our lease payment will be $1,855.13 per month. Our lease includes, among other things, HVAC, power, telephone service, parking, janitorial services, Internet services, security and access to additional building amenities. A copy of the lease, as amended, is attached as Exhibit 10.8.

We own and maintain all of our servers and technology tools necessary to deliver our products to our customers. These include multiple single- and dual-processor servers, software development products and compilers, routers, firewalls, data switches, modems, laptops, workstations, printers and a 100 square foot trade show booth complete with lighting and a 35-inch flat panel monitor for software display. We also lease some of our office furniture and a color scanner/printer/copier/fax station.

Intellectual Property

During 2005, we continued to pursue domestic and international patent rights to the HazSensorTM. In April of 2005, we were notified by the U.S. Patent and Trademark Office that the first of three HazSensorTM patent applications was issued (patent number 6,885,965). We continue to pursue the remaining claims. RespondWare® is now a registered trademark in Class 9 (Reg. No. 3,001,467) with the U.S. Patent and Trademark Office. The trademark was awarded September 27, 2005. HazGuide™ and the FiRST Responder Systems & Technology™ logo (both Class 9 applications) have both been published for comment by the U.S. Patent and Trademark Office in the Official Gazette and pending no oppositions, should be awarded in due course.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT

EMPLOYEES

We are managed by our Board of Directors. Currently, the Board has five members, including two outside directors. The members of the Board serve three year staggered terms. Our executive officers serve at the discretion of the Board of Directors. The following table sets forth information regarding the names, ages of and positions held by each of our executive officers and the members of the Board of Directors.

Name	Age	Date Joined Board	Position
Joseph A. “Jay” Roccaforte, Jr.	63	10/01/03	Chairman, President, CEO and CFO
Thomas E. Anderson	47	n/a	Executive VP, COO and Controller
Walter G. Monsour, Jr.	62	08/01/03	Director
Louis K. Greenblatt	43	09/10/04	Director, Secretary/Treasurer
Steve E. Hicks	57	06/10/03	Director
Jack E. Harless	54	06/10/03	Director

The following biographies describe the business experience of our executive officers and managers.

Joseph “Jay” Roccaforte, Chairman, President, Chief Executive Officer and Chief Financial Officer

Age 63. Roccaforte attended Louisiana State University, New Orleans (now University of New Orleans) and executive continuing education programs at Northwestern University in Business Finance, Michigan State University in Marketing, the University of Texas in the Quality Process, and the Wharton School of Business in

Strategic Decisions for Chief Executive Officers. From 1972 – 1989, Roccaforte was President, Chairman and Chief Executive Officer of Southern Metals Corporation, a privately owned specialty metals distributor with inventory in stainless steel, aluminum, brass, copper and nickel alloys. Roccaforte then became President and CEO of Bengal Industries from 1991—1996. From 1996 – 2003, Roccaforte was President and CEO of Edgen Corporation (formerly TPS Holdings). Edgen Corporation became the leading distributor of special grades of carbon steel pipe, alloy steel pipe, and piping components to the offshore fabrication, gas transmission, power generation, chemical, and petrochemical industry.

Thomas E. Anderson, Executive Vice President, Chief Operating Officer and Controller

Age 47. Anderson received a Bachelor of Arts in Cultural Anthropology in 1983 with studies in Qualitative Research, Human Communications and Fine Arts from Ithaca College in Ithaca, NY, and was Meadows Scholar at Southern Methodist University (SMU), where he received an M.F.A in Classical Theatre in 1989 with major studies in Shakespeare, Chekhov and O’Neill. Anderson has over 15 years of business development and entrepreneurial experience with start-up companies: as CEO of We The Shoppers where he managed an Oracle technology group and operations team of over 30 employees and built a state-of-the-art consumer research database system with 250,000 registered customers (1/1998 – 1/2001); President of MarketArts Consulting, Inc., working in various tough-to-market & specialized products and designing websites and e-commerce strategies in 1993 at the dawn of the web (1/1995 – 12/1997); COO of Crown Farms Estate Gourmet, a high-end gourmet supply company (9/1996-12/1997); and VP of Marketing and Sales for Studio Techniques, LP (3/1995 – 8/1996).

Grant Plummer, PhD, Chief Scientist - HazSensor™

Age 47. Plummer received his A.B. in physics from Oberlin College in 1980 and received his Ph.D. in physics from Duke University in 1985, with his dissertation research sponsored by NASA. Plummer performed two post-doctoral fellowships: at the University of Cologne and at the Harvard-Smithsonian Center for Astrophysics. Plummer worked for Entropy, Inc. on the development of extractive and remote FTIR spectroscopic techniques for measuring gaseous emissions of “hazardous air pollutants” (HAPs). His group developed the EPA’s quantitative infrared spectral library (including roughly 105 HAP compounds), and he authored the “addendum” which forms the QA/QC basis of the EPA’s FTIR Method 320. Grant serves as Manager of Special Projects, Enthalpy Analytical Inc., located in Durham, NC (April 1, 2004-Present) and served as President, PVF Inc., also located in Durham, NC (February 1995 –March 2004).

Walter G. Monsour, Jr., Director

Age 62. Monsour received his Bachelor of Arts (1966) and Juris Doctorate (1970) degrees from Louisiana State University in Baton Rouge. He is a member of the Baton Rouge, Louisiana State, and American Bar Associations. Walter Monsour is the Chief Administrative Officer of the City of Baton Rouge. He is President of WGM Investments, a Baton Rouge based private venture investment company. He practiced law from 1970-1980 and served as Executive Assistant District Attorney for East Baton Rouge Parish (1972-1978), Parish Attorney for the City of Baton Rouge and the Parish of East Baton Rouge (1979-1980), and Chief Administrative Officer for the City of Baton Rouge and the Parish of East Baton Rouge (1985-1986). He was the President of two beer distributorships, Red River Coors in Shreveport, LA, and Quality Beverage in Baton Rouge, LA (1981-1985), President of CitiState Advisors, Inc., a governmental financial advisory firm (1986-1994), Of Counsel to Kutak Rock, a national law firm (1992-1994), Member of the Board of Directors and General Legal Counsel for United Protective Clothing, Inc. (1992-1998) and is a commercial and residential real estate developer.

Louis K. Greenblatt, Director and Secretary/Treasurer

Age 43. Greenblatt graduated in 1985 with Bachelor of Science Degree in Finance from Louisiana State University. Greenblatt is President of Fidelity Bank (2004-present), having previously served as Senior Vice President (2001-2005), President of BrooksGreenblatt, LLC, a subsidiary of Fidelity involved in commercial factoring (2003-present), and President of Source BIDCO, LLC (1997-Present). Previously, Greenblatt worked for

Bank One as Vice President, Asset Based Lending Group Manager (1995-1997) and Vice President, Commercial Loans (1990-1995).

Steve E. Hicks, Director

Age 57. Hicks received his Bachelor of Science (1970) and Juris Doctorate (1973) degrees from Louisiana State University. He is a member of the Baton Rouge and Louisiana State Bar Associations (1973), the American Health Lawyers Association and the National Association of Bond Lawyers. He is also a Fellow of the Louisiana State University Academy of Politics. Hicks is Chairman and Chief Executive Officer of Provident Foundation Inc., a national nonprofit organization with offices in Baton Rouge and Nashville, Tennessee, that is the owner/operator of health care facilities, senior living properties, affordable housing properties and other properties and facilities designed to assist state and local governments. He serves as the Chief Executive Officer of the Provident subsidiaries that comprise the Provident Group. Hicks practiced law for 25 years, most recently as Special Counsel with Jones Walker in the Baton Rouge office from 1996 until October 1998. He had formerly been a partner with the firms of: McCollister McCleary Fazio Holliday & Hicks, Baton Rouge, LA (1974-1981); Hicks Selvidge & McConnell, Baton Rouge, LA and Oklahoma City, OK (1981-1982); Foley Judell Beck Bewley & Hicks, Baton Rouge and New Orleans, LA (1982-1988); Kutak Rock, a national firm with offices in 12 cities (1988-1994); Gary Hicks Field Landry & Bradford, Baton Rouge, LA (1992-1996). Hicks specialized in the area of public finance with additional concentration in the area of legislative law. He participated in many public finance issues over the past 25 years in a variety of roles including bond counsel, underwriter’s counsel and counsel to the issuer. He played a major role in the formation of the Louisiana Public Facilities Authority (“LPFA”), one of the nation’s largest issuers of debt securities for a wide range of public projects.

Jack E. Harless, Director

Age 55. Harless graduated from Istrouma High School (1969) and is a designated Certified Insurance Counselor and owner of First Louisiana Insurance, a Baton Rouge independent insurance agency (1980-present). First Louisiana Insurance is an owner of Associated Agency Services, LLC, which is one of the largest insurance operations in Louisiana with fourteen offices throughout the state. Previously, Harless worked in industrial sales at Ethyl Corporation and Oliver H. Van Horn (1975-1980).

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth certain information regarding compensation for fiscal year 2004.

Summary Compensation Table

Officer	Position	Cash	Options
Joseph “Jay” A. Roccaforte, Jr.	Chairman, President, Chief Executive Officer and Chief Financial Officer	NONE	NONE

Thomas E. Anderson	Executive Vice President, Chief Operating Officer and Controller	$108,000	NONE

Jeffery Bean[1]	Chief Executive Officer	$130,000

Louis K. Greenblatt	Director and Secretary/Treasurer	NONE	NONE

Walter G. Monsour, Jr.	Director	NONE	NONE

Steve E. Hicks	Director	NONE	NONE

Jack E. Harless	Director	NONE	NONE

[1]	Mr. Bean resigned on November 22, 2004.

Currently, we are paying Mr. Roccaforte an annual salary of $150,000. Mr. Roccaforte began receiving this salary as of May 19, 2005. We are currently paying Mr. Anderson an annual salary of $120,000. In addition, we intend to enter into employment agreements with our CEO, Jay Roccaforte, and our COO, Thomas Anderson. The exact terms of the contracts have not been agreed to. We anticipate that Mr. Roccaforte’s salary will be approximately $200,000 per year and Mr. Anderson’s salary will be approximately $160,000 per year. In addition, we expect that both Mr. Roccaforte and Mr. Anderson will receive performance bonuses and awards of stock and options. We currently do not pay any compensation to our directors for their services as directors.

Nonqualified Stock Option Plan

On September 26, 2005, the Board of Directors adopted the FiRST Responder Systems and Technology Inc. Nonqualified Stock Option Plan, Exhibit 4.8. The plan is intended to provide incentives to keep key employees, directors and consultants, and others expected to provide significant services to us. The goals of the plan are:

•	To encourage proprietary interest in FiRST;

•	To encourage key employees to remain in our employ;

•	To attract new employees with outstanding qualifications; and

•	To provide additional incentive to consultants, vendors, and others to increase their efforts in providing significant services to FiRST.

The plan is administered by the Board of Directors and may be administered by a committee appointed by the Board, which committee shall consist of not less than two directors. The Board of Directors, or the committee if there is one, at its discretion, may select the eligible employees and consultants to be granted awards and determine the number of shares to be applicable to such award. The shares subject to awards granted under the plan are shares of common stock that are authorized but unissued. The aggregate number of shares which may be issued as awards or upon exercise of awards under the plan is between 12 and 15 percent of the issued and outstanding shares after giving effect to the options outstanding and assuming that the Warrants are exercised. This is approximately 400,000 to 500,000 shares of stock depending on the number of Securities sold. No options have been issued under the plan to date. The shares that may be issued pursuant to the exercise of an option awarded by the plan will not be registered under the Securities Act of 1933.

Indemnification of Directors and Officers

The Certificate of Incorporation of the Company provides for indemnification of the Company’s Directors and Officers to the fullest extent permitted by applicable law, which may include liabilities under the 1933 Act. The General Corporation Law of Delaware empowers a corporation to indemnify its officers and directors for judgments, settlements, penalties, fines, or expenses incurred by such officer or director because he or she was acting in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL HOLDERS

The following table sets forth, as of the date hereof, certain information with respect to the beneficial ownership of shares of common stock of FiRST Responder Systems by each person known to beneficially own ten (10%) percent or more of the outstanding equity and each of the officers and directors.

Name	Number of Shares of Common Stock owned before the Offering	Percent of Class
Joseph A. Roccaforte, Jr. (1)	20,000	1.6%
Thomas E. Anderson	0	0.0%
Walter G. Monsour, Jr. (2)	258,000	20.8%
Louis K. Greenblatt(3)	80,600	6.5%
Steve E. Hicks	15,000	1.2%
Jack E. Harless	43,000	3.5%
Michael H. Anderson	70,000	5.6%
Leland E. Lambert	70,000	5.6%
Mary Olive Pierson	70,000	5.6%
All officers and directors as a group(1) (2) (3) (4)	416,600	33.6%

(1)	Includes 20,000 shares held in the name of JaySan, LLC, which is controlled by Mr. Roccaforte.

(2)	Includes 258,000 shares that are held in the name of the Monsour Family Interests, LLC.

(3)	Includes 75,000 shares and 5,600 options held in the name of Source BIDCO, LLC, of which Mr. Greenblatt is the President.

Options, Warrants and Rights

The following table sets forth, as of the date hereof, certain information with respect to the beneficial ownership of options for shares of common stock of FiRST Responder Systems by each person known to beneficially own five (5%) percent or more of the outstanding equity and each of the officers and directors.

Name of Holder	Title of Securities	No. of Options	Exercise Price	Expiration Date
Source Business and Industrial Development Company, L.L.C.(1)	Warrants	2,800	$3.00	5/20/2010
Source Business and Industrial Development Company, L.L.C. (1)	Warrants	2,800	$5.00	5/20/2010

(1)	Louis Greenblatt, who is an officer and director, is President of Source BIDCO and is the CEO of its parent, Fidelity Bank.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Jay Roccaforte, who is Chairman of the Board of Directors, President, Chief Executive Officer and Chief Financial Officer, lent $30,000 to the Company on April 15, 2005, and made an additional loan of $30,000 on September 14, 2005, payable under the same terms without any security interest. The second $30,000 loan will be paid back from proceeds of the Bridge Loan before this offering closes. In addition, Mr. Greenblatt is the President of Source BIDCO and CEO of its parent corporation, Fidelity Bank, which is one of the Bridge Loan Lenders. These notes will be paid off with a portion of the proceeds from this offering. The following table sets forth the interest rate, maturity date and the balance of each of these loans.

Payee	Loan Amount	Maturity Date		Interest Rate	Outstanding Balance as of 12/31/05
Jay Roccaforte	$30,000.00	12/31/05	(1)	18%	$33,900.00
Jay Roccaforte	$30,000.00	12/31/05	(1)	18%	$31,620.00
Source Business and Industrial Development Company, L.L.C.(2).	$100,000.00	12/31/05	(1)	18%	$106,210.00

(1)	Interest payments are estimated as of 12/31/05, the date that we must receive a minimum of $3 million through the sale of debt or equity before the Bridge Loan and Roccaforte loans go into default.

(2)	Louis Greenblatt, who is an officer and director, is President of Source BIDCO and is the CEO of its parent, Fidelity Bank.

In addition, we purchase commercial general liability, directors and officers, workers’ compensation and life insurance through First Louisiana Insurance, which is wholly owned by Jack Harless, who is a director. The annual premium payments are approximately $29,912. In addition, we purchase health insurance through Blue Cross and Mr. Harless is listed as the agent of record. The annual premium is approximately $17,500. Management believes that the cost of this insurance coverage through First Louisiana Insurance and Blue Cross is competitive with other insurance brokers and agents.

Jordan Monsour is a member of Monsour Family Interests, LLC and is the son of Walter Monsour, a member of the board of directors. Jordan Monsour is a lawyer with Elkins, PLC (2004- present) and formerly with Jones, Walker, LLP. The Company continues to obtain legal services from both firms. Jordan Monsour, Esq. rendered services during 2003 and 2004. Mr. Monsour and his law firm billed a total of $1,684 in 2004.

We, from time to time, engage the services of Marron Monsour, who is a member of Monsour Family Interests, LLC and is the son of Walter Monsour, a member of the board of directors. King, LeBlanc, & Bland PLLC, where Marron is employed, reviewed legal documents associated with the Louisiana Board of Ethics. The Company was billed $325 for legal services rendered during the 2nd Quarter of 2005.

SECURITIES BEING OFFERED

We are offering our 3% Debentures with detachable Warrants. The Debentures are unsecured senior debt obligations of the Company. The Warrants and the underlying shares of common stock are also being registered. The Debentures pay interest semi-annually at three (3%) percent. The minimum amount of Debentures that you can purchase is $1,000. Interest will be paid semi-annually by the registrar and paying agent, Hancock Bank of Louisiana. You will receive Warrants to purchase 310 shares of common stock for each $1,000.00 in face value of Debentures that you purchase. However, if the Company does not meet at least 90 percent of the cumulative milepost targets for gross revenue and gross receipts for 2006, then the number of shares that you receive upon exercise of the Warrant will double and you will receive Warrants to purchase 620 shares of common stock of the Company for each $1,000 of Debentures purchased. The Warrants are exercisable into shares of common stock. The exercise price for each share is $0.01.

Description of Debentures

In General

The following description is a summary of the material provisions of the Debentures. For a complete statement of your rights under the Debenture, we urge you to read the form of Debenture.

The Debentures are unsecured general obligations ranking equal in right of payment to any of our existing or future unsecured and unsubordinated indebtedness.

Principal, Maturity and Interest

We are offering an aggregate principal amount of $8.0 million of our 3% Debentures. The Debentures mature on December 30, 2010. Interest on the Debentures accrues at a rate of 3% per annum from the date of original issuance and will be paid in arrears semi-annually, commencing on June 30, 2006. We, through the paying agent, Hancock Bank of Louisiana, will make each interest payment to the holders of record of the Debentures on the first day of the month immediately preceding the month in which the payment date falls. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Debentures are payable both as to principal and interest on presentation of the Debentures at our office or, at our option, payment of interest may be made by check mailed to the holders of the Debentures at their respective addresses set forth in the register of holders of Debentures. The Debentures will be issued in denominations of $1,000 and integral multiples of $1,000.

The Indenture

The Debentures offered pursuant to this prospectus are governed by a document called the “Indenture.” The Indenture is a contract dated as of November 21, 2005, as amended and restated, as supplemented from time to time, between FiRST Responder Systems and Hancock Bank of Louisiana, which acts as trustee. The Indenture is an exhibit to the registration statement. Exhibit 4.7. The following description of the Debentures and the Indenture and summaries do not describe every aspect of the Debentures and Indenture and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture and the Debentures.

Escrow and Disbursement Procedures

The proceeds of the Debentures will be deposited with the Escrow Agent, Hancock Bank of Louisiana. Upon closing of the sale of the Debentures, the first tranche will be funded. The remainder of the proceeds will be deposited with the Escrow Agent. Disbursements will only be made upon the achievement of certain disbursement mileposts and the certification of Commonwealth Advisors that these mileposts have been achieved. A description of Commonwealth Advisors is set forth below. The disbursement procedures and conditions are set forth in the Indenture, Exhibit 4.7, and the Debenture Purchase Agreement, Exhibit 4.4.

The failure to meet a milestone constitutes an event of default under the Indenture and the Escrow Agent will return all undisbursed funds plus any interest earned on the Escrow Account to the Trustee, as set forth in Section 6.03 of the Indenture, to be paid to the Debenture holders. However, a milestone for a particular quarter will be waived and will not constitute an event of default, if either or both of the targets are missed by fifteen percent (15%) or less. In that instance, the difference between the target and actual result will be added pro rata to the targets for the remaining quarters. A milestone will not be waived if the preceding milestone was already subject to a waiver.

The disbursement mileposts are set forth below:

			Target**
Tranche	Quarter	Disbursement Amount	Cash Receipts by Quarter	Gross Revenue by Quarter
1*	At closing	$1,395,000
2	1Q - 2006	$1,497,482	$95,668	$202,000
3	2Q - 2006	$1,435,401	$201,999	$400,500
4	3Q - 2006	$1,378,679	$425,721	$964,445
5	4Q - 2006	$1,155,680	$833,670	$994,567
6	1Q - 2007	$1,137,758	$873,776	$1,203,950

*	Initial disbursement made upon funding of Debentures.

**	Targets shown are for the designated quarter and must be met for the following quarter’s disbursement.

Ranking

The Debentures will not be secured by our assets or by the assets of our subsidiaries and will not have the benefit of a sinking fund for the retirement of principal or the payment of interest. The Debentures will be equal in right of payment to any of our existing or future unsecured and unsubordinated indebtedness and senior in right of payment to any of our subordinated unsecured indebtedness. Future unsecured indebtedness of FiRST Responder Systems will be subordinated only if the appropriate instruments defining such indebtedness provide that such indebtedness is subordinate to the Debentures. Our rights to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of holders of the Debentures to benefit indirectly from such distribution) are subject to the prior claims of creditors of that subsidiary.

Optional Redemption

We may redeem the Debentures at any time, in whole or in part, on at least 30 days’ notice but no more than 60 days’ notice, together with any accrued and unpaid interest to, but excluding the redemption date, at par, without the payment of any premium amounts, at any time after a date three years from the date of issuance of the Debentures.

If we redeem less than all of the outstanding Debentures, our board of directors will select the Debentures to be redeemed in multiples of $1,000 by lot, pro rata or any other method the board of directors considers fair and appropriate, in its sole discretion. FiRST Responder Systems may not give notice of any redemption if it has defaulted in payment of interest and the default is continuing.

Rights of Acceleration and Events of Default

If any event of default occurs and is continuing, the full principal amount of the Debentures, together with interest and other amounts owing in respect thereof, shall become, at the Indenture Trustee’s election and by written notice to us, immediately due and payable in cash.

The Debenture provides that each of the following constitutes an “event of default”:

•	Any default in the payment of the principal or interest of the Debentures as and when the same shall become due and payable (whether on the maturity date or by acceleration or otherwise) if such default is not cured by FiRST Responder Systems within five days after written notice from the Indenture Trustee;

•	Any default in the due performance or observance of any other material covenant, agreement or provision herein, or in any Debenture, any Warrant, the Indenture, or the Investor Rights Agreement, to be performed or observed by the Company, or a material breach shall exist in any representation or warranty herein contained, or in any Debenture, any Warrant, the Indenture, or the Investor Rights Agreement, as of the date when made, and such default or breach shall have continued for a period of thirty (30) days after written notice thereof to the Company from the Indenture Trustee;

•	The Company shall be involved in financial difficulties as evidenced:

(i)	By the Company filing a petition in bankruptcy or for reorganization or for the adoption of an arrangement under the United States Bankruptcy Code (as now or in the future amended, the “Bankruptcy Code”) or an admission seeking the relief therein provided;

(ii)	By the Company making a general assignment for the benefit of its creditors;

(iii)	By the Company consenting to the appointment of a receiver or trustee for all or a substantial part of the property of the Company or approving as filed in good faith a petition filed against the Company under said Bankruptcy Code (in both cases without the consent of the Company);

(iv)	By the commencement of a proceeding or case, without the application or consent of the Company, in any court of competent jurisdiction, seeking (i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of the Company or of all or any substantial part of its assets, or (iii) similar relief in respect of the Company under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or case set forth in (i), (ii), or (iii) above continues undismissed or uncontroverted, or an order, judgment or decree approving or ordering any of the foregoing being entered and continuing unstayed and in effect, for a period of sixty (60) days; or

(v)	By the Company admitting in writing its inability to pay its debts as such debts become due; or

•	The Company is terminated, dissolved or liquidated (as a matter of law or otherwise) or proceedings shall be commenced by the Company or by any person seeking the termination, dissolution or liquidation of the Company.

Restrictions on Payments

We are restricted from making certain payments (as described below) if an event of default has occurred and is continuing.

If an event of default has occurred and is continuing, we will not:

•	Declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to FiRST Responder Systems);

•	Make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any debt securities that rank equally with or junior to the Debentures;

•	Make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by FiRST Responder Systems of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the Debentures; or

•	Redeem, purchase or acquire less than all of the Debentures.

No Personal Liability of Directors, Officers, Employees and Shareholders for Repayment

None of our directors, officers, employees, incorporators or shareholders, as such, has any liability for the repayment of any principal or interest due under the Debentures. Each holder of the Debentures, by accepting a Debenture, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

Global Debentures: Book-Entry Form

The Debentures are evidenced by global Debentures deposited with the trustee as Custodian for the Depository Trust Company (“DTC”) and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through, or maintain a custodial relationship with, a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co., for all purposes, will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

•	Will not be entitled to have certificates registered in their names;

•	Will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	Will not be considered holders of the global Debentures.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of FiRST Responder Systems, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, and interest on the global Debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither FiRST Responder Systems nor the registrar and paying agent will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount at maturity of the Debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the

Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Debentures to be issued in definitive form in exchange for the global Debentures. None of FiRST Responder Systems, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global Debentures.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

The Debentures will be governed exclusively by and construed in accordance with the laws of the State of Louisiana without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

We will submit to the jurisdiction of the United States Federal and Louisiana state courts for purposes of all legal actions and proceedings instituted in connection with the Debentures.

Role of Commonwealth Advisors

While any principal amount of the Debentures is outstanding, we will be under the substantial control of Commonwealth Advisors, Inc. Commonwealth Advisors is a registered investment advisor located in Baton Rouge, Louisiana. Commonwealth Advisors has served as an informal advisor to the Company. Commonwealth Advisors has agreed, subject to the requirement that it purchase at least $3 million in Debentures, to serve as agent for the Debenture holders. In its role as agent, Commonwealth Advisors will have substantial say in how we are operated and when the disbursements can be made. In addition, Commonwealth Advisors will have ongoing substantial control over expenditures and contracts. In addition, Commonwealth Advisors in accordance the Voting Rights Agreement, Exhibit 4.5, will have the right to appoint three of the five members of the board subject to the requirement that Commonwealth Advisors continue to own $2 million in principal amount of Debentures.

Background on Commonwealth Advisors and Walter Morales

Commonwealth Advisors has approximately $213,000,000.00 under management. The principal of Commonwealth Advisors is Walter Morales. Mr. Morales (age 42) received his Master of Business Administration in 1993 and Bachelor of Science degree in 1984 from Louisiana State University. Mr. Morales founded Commonwealth Advisors, Inc. in 1991 and serves as the firm’s President and Chief Investment Officer. He is a Chartered Financial Analyst and oversees the firm’s active management of balanced, fixed income and distressed portfolios. His investment experience encompasses the management of portfolios for individuals, pension plans, non-profit groups, and corporations. Mr. Morales also serves as an Adjunct Professor with the Ourso College of Business at Louisiana State University where he teaches fixed income and investment courses. Prior to the formation of Commonwealth Advisors, Inc., Mr. Morales was the Chief Investment Officer of Baton Rouge Bank’s Trust division. He served as the bank’s senior investment officer and was responsible for the investment performance and operations of the Trust department.

Controls by Commonwealth Advisors

Upon closing of the sale of the Debentures and for as long as Commonwealth Advisors owns not less than $2,000,000 of the Debentures, Commonwealth Advisors shall have the right to designate three of the five members of our board of directors.

In addition, Commonwealth Advisors will have substantial control over operations. No checks, other than payroll checks, greater than $5,000, or multiple checks written to the same or related vendors totaling $10,000, may be written on our account, and we cannot enter into contracts without counter-signature by one of the three directors appointed by Commonwealth Advisors. The following actions of the Company will require the vote of at least two of the three directors appointed by Commonwealth Advisors:

•	Merger or other business combination

•	Sale of all or substantially all of the Company’s assets

•	Incurrence of secured or unsecured debt

•	Issuance of additional equity

•	Amendment of Certificate of Incorporation, Bylaws or other governing documents

•	All expenditures, contracts, leases, and other obligations committing the Company to expenditures of more than $10,000 per year

•	Any transaction outside the scope of the Company’s business

•	All employment agreements (written and oral)

•	Adoption of annual budget for the Company

•	Expansion or contraction of the Board

Warrants

For each $1,000 in principal value of Debentures that you purchase, you will receive Warrants to purchase 310 shares of our common stock, subject to upward adjustment as set forth below. Each Warrant entitles the registered holder to purchase one share of our common stock at a price of $0.01 per share, subject to adjustment as discussed below, at any time commencing on the later of: the completion of a business combination, or one year from the date of this prospectus.

The Warrants will expire five (5) years from the date of this prospectus.

The Warrants will be issued in registered form. We will serve as warrant transfer agent. You should review a copy of the Warrant, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

Contingent Warrant Upward Adjustment

For each $1,000 of Debentures that you purchase, you will receive Warrants to purchase 310 shares of common stock of the Company. However, if the Company does not meet at least 90 percent of the cumulative milepost targets for gross revenue and gross receipts for 2006, then the number of shares that you receive upon exercise of the Warrant will double and you will receive Warrants to purchase 620 shares of common stock of the Company for each $1,000 of Debentures purchased.

Anti-Dilution Provisions of the Warrants

The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

In instances where we:

(i) pay a dividend or make a distribution with respect to our Shares or other equity securities,

(ii) complete a stock split, or

(iii) complete a reverse stock split,

then the Conversion Ratio in effect immediately prior to such action shall be adjusted so that the holders of any Warrants thereafter surrendered for conversion shall be entitled to receive the number of Shares of the Company which he would have owned immediately following such action had such Warrants been converted immediately prior thereto.

In case of any reclassification or change of the outstanding Shares of the Company or any reorganization of the Company (or of any other corporation, the stock or securities of which are at the time receivable upon the exercise of the Warrant), on or after the date thereof, or in case after such date, the Company (or any such other corporation) shall merge with or into another corporation or convey all or substantially all of its assets to another corporation, then and in each such case, holder, upon the exercise hereof at any time after the consummation of such reclassification, change, reorganization, merger or conveyance, shall be entitled to receive, in lieu of the Shares and other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities of such party to which holder would have been entitled upon such consummation if holder had exercised the Warrant immediately prior thereto, all subject to further adjustments as provided in the subsections of this section.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the Warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so. The Warrants may be deprived of any value, and the market for the Warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the Warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the Warrant holder.

Common Stock

The Warrants are convertible into shares of common stock (the “Shares”). This stock will be registered in this offering and will be freely transferable. However, the shares of common stock are restricted by an Investor Rights Agreement and Voting Rights Agreement, Exhibits 4.6 and 4.5. Under these agreements, Commonwealth Advisors, assuming that it purchases at least $3 million in Debentures, retains the right to appoint, and the shareholders are obligated to vote for, three of the five members of the board of directors. Moreover, Commonwealth Advisors has substantial control of the operations of FiRST Responder Systems as set forth above. These controls do not expire until the principal balance of the Debentures has been repaid or Commonwealth Advisors’ investment drops below $2 million.

Features of Our Common Stock

We have authorized 30 million shares of common stock, par value $0.0001 (the “Common Stock”). Of the authorized common stock, 1,211,000 shares are issued and outstanding as of June 30, 2005 on a pro-forma basis. The date of the merger of FiRST Responder Systems and Technology, LLC into FiRST Responder Systems and Technology Inc., a Delaware corporation, was August 25, 2005, whereupon each holder of a membership unit received a total of 1,000 shares of common stock. The Certificate of Incorporation, attached as Exhibit 3.1, and the Bylaws, attached as Exhibit 3.2, set forth the terms and conditions of the Shares.

The Shares received upon the exercise of the Warrants will be registered. However, the Shares are subject to the Investor Rights Agreement, Exhibit 4.6, and the Voting Rights Agreement, Exhibit 4.5, and the Shares will be inscribed with a legend indicating that the Shares are subject to these agreements.

The Shares of common stock do not have any special voting rights, preemptive rights or preferences to dividends or upon liquidation. The holders of the Shares are entitled to one vote per share on all matters to be voted on by shareholders. With respect to the election of directors, the holders of the Shares are entitled to elect the Company directors. The holders of the Shares are entitled to share ratably in any assets remaining after the satisfaction of all prior claims. Neither our Certificate of Incorporation nor the Voting Rights Agreement gives the holders of Common Stock any subscription or conversion rights, and there are no redemption rights with respect to the Common Stock.

Our Certificate of Incorporation requires an affirmative vote of a majority of the outstanding shares of Common Stock, if any, to do the following:

(1) Create a class or series of stock having rights, preferences, or privileges prior to, or on parity with, the Common Stock; and/or

(2) Make any amendment to the Certificate of Incorporation of the Company that would adversely affect the rights of the holders of Common Stock.

Shareholders are entitled to participate in annual meetings, which generally are held on the fourth Thursday in the month of May each year, and vote for the members of the Board of Directors.

We do not intend to pay dividends for the immediate future.

We are acting as our own transfer agent for the Shares.

Voting Rights Agreement

Each purchaser of Debentures will be required as a condition of purchase to sign the Voting Rights Agreement, Exhibit 4.5. In addition, each Share will be inscribed with a restrictive legend that subjects the Share to the Voting Rights Agreement. Essentially, the Voting Rights Agreement, upon the purchase of $3 million of Debentures by Commonwealth Advisors, will give Commonwealth Advisors the right to nominate three of the five members of our board of directors and obligates each Debenture Holder, should they exercise their Warrants, and each shareholder to vote for these nominees. Each purchaser of the Shares must agree to the Voting Rights Agreement, before the Shares can be transferred to him, her or it. The Voting Rights Agreement terminates upon the earlier to occur of (a) the consummation of the first underwritten public offering of our Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), (b) a Sale of the Company, and (c) the date upon which Commonwealth Advisors holds less than $2,000,000.00 of the Debentures. This is only a summary. For a complete description of the terms and conditions, see Exhibit 4.5.

Investor Rights Agreement

Under the Investor Rights Agreement, Exhibit 4.6, Commonwealth Advisors, should it purchase $3 million of Debentures, is given substantial control of our business as described above at page 45.

LEGAL PROCEEDINGS

We are not presently involved in any material litigation or other legal proceedings.

LEGAL MATTERS

The validity of the Debentures, the Warrants and the Shares and certain other legal matters in connection with this Offering are being passed upon for FiRST Responder Systems by Liskow & Lewis, a Professional Law Corporation, New Orleans, Louisiana.

EXPERTS

The financial statements as of December 31, 2003, and December 31, 2004, for FiRST Responder Systems and Technology, LLC incorporated in this registration statement have been audited by Comiskey & Company, P.C. The imputed value of the Warrants was computed by Clifford P. Stephens, Ph.D.

FIRST RESPONDER SYSTEMS AND TECHNOLOGY INC. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members of

FiRST Responder Systems and Technology, LLC and Affiliated Companies

We have audited the accompanying combined balance sheet of FiRST Responder Systems and Technology, LLC and Affiliated Companies (“the Company”) as of December 31, 2004, and the related statements of operations, members’ equity, and cash flows for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of FiRST Responder Systems and Technology, LLC and Affiliated Companies as of December 31, 2004, and the results of its operations, changes in Members’ equity and cash flows for each of the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has sustained recurring operating losses with only minimal sales of its products, and until 2004, was in the development stage, incurring losses of $864,693 and $1,134,896 for 2004 and 2003, respectively, with working capital totaling approximately $120,000 at year end. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans, which include securing permanent long term financing in sufficient amount to alleviate these conditions are also disclosed in Notes 1 and 8. The accompanying financial statements do not contain any adjustments which might be necessary if the Company is unable to implement management’s plans and to continue in existence.

Denver, Colorado

June 3, 2005

/s/ COMISKEY & COMPANY

PROFESSIONAL CORPORATION

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

COMBINED BALANCE SHEET

December 31, 2004

ASSETS
Current Assets
Cash	$176,477
Inventory	6,057
Accounts Receivable	35,875

Total Current Assets	218,409
Other Assets
Fixed Assets (net of $30,463 in accumulated depreciation)	49,073
Intangible Assets:
Patent (net of $5,339 in accumulated amortization)	100,546
Trademarks and Other Intangible Assets	51,635

Total Other Assets	201,254
Total Assets	$419,663

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts Payable	$74,659
Deferred Revenue	22,972
Accrued Liabilities	775

Total Current Liabilities	98,406
Members’ Equity	321,257

Total Liabilities and Members’ Equity	$419,663

The accompanying notes are an integral part of the financial statements.

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

COMBINED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004 and 2003

	2004	2003
Sales Revenue
HazGuide	$83,577	$34,254
RespondWare	37,706	—

Total Operating Revenue	121,283	34,254
Less: Cost of Goods Sold	(1,366)	—

Gross Profit	119,917	34,254
Operating Expenses
Selling General & Administrative	889,466	799,118
Amortization & Depreciation	19,102	11,727
Research & Development	74,241	358,305

Total Operating Expenses	982,809	1,169,150
Net Operating Loss	(862,892)	(1,134,896)
Other Income & Expense
Interest Income	57	—
Interest Expense	(1,858)	—

Total Other Income & Expense	(1,801)	—
Net Loss	$(864,693)	$(1,134,896)

Proforma Net Loss per Share	$(.79)	$(1.32)

Proforma Weighted Average Shares Outstanding	1,094,774	862,829

The accompanying notes are an integral part of the financial statements.

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

COMBINED STATEMENTS OF MEMBERS’ EQUITY

For the Years Ended December 31, 2004 and 2003

Beginning Members’ Equity, January 1, 2003	$100,846
Members’ Capital Contributions	1,200,000
Net Loss for Year Ending December 31, 2003	(1,134,896)

Ending Members’ Equity, December 31, 2003	$165,950

Beginning Members’ Equity, January 1, 2004	$165,950
Members’ Capital Contributions	1,140,000
Net Loss for Year Ending December 31, 2004	(864,693)
Cash Buyout of Members’ Equity	(120,000)

Ending Members’ Equity, December 31, 2004	$321,257

The accompanying notes are an integral part of the financial statements.

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

COMBINED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(864,693)	$(1,134,896)
Amortization and Depreciation	19,102	11,727
Increase/Decrease in Accounts Receivable	(21,256)	15,381
Decrease in Loan to Member	1,300	—
Increase in Accounts Payable	16,068	55,807
Increase in Deferred Revenue	22,972	—
Increase in Inventory	(6,057)	—
Increase in Accrued Liabilities	775	—

Net Cash Used in Operating Activities	(831,789)	(1,051,981)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Fixed Assets	(17,214)	(41,918)
Development of Intangible Assets	(104,481)	(10,782)

Net Cash Used in Investing Activities	(121,695)	(52,700)
CASH FLOWS FROM FINANCING ACTIVITIES
Member Capital Contributions	1,140,000	1,200,000
Cash Buyout of Members	(120,000)	—

Net Cash from Financing Activities	1,020,000	1,200,000
Net Increase in Cash	66,516	95,319

Cash, Beginning of Year	109,961	14,642
Cash, End of Year	$176,477	$109,961

The accompanying notes are an integral part of the financial statements.

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

Description of the Business

FiRST Responder Systems and Technology, LLC (the “Company”) provides administrative and clinical products and services to first responders, including computer software to assist emergency personnel, military personnel and commercial in-the-field personnel with mapping, navigation, routing, geo-located data layers, data resources, data communication synching and sharing, forensic data collection, municipal/state/federal/commercial reporting systems and related tools and database systems. The Company’s database products provide GIS and searchable database information based upon federal and/or commercial guides, guidelines and resources.

FiRST Responder Systems and Technology, LLC was formed in Louisiana on October 25, 2002. It is the successor to Emertech, LLC, Emertech Technologies, LLC and EmerTech Investors, LLC (“Affiliated Companies”), each a Louisiana limited liability company engaged in the funding and development of intellectual property and products for the first responder industry operating under common control. Effective February 18, 2004, these companies were effectively merged in a series of transactions. EmerTech Investors, LLC was merged into the Company, and the assets and liabilities of Emertech, LLC and Emertech Technologies, LLC were transferred to the Company. The effect of this merger was that FiRST Responder Systems and Technology, LLC was the surviving company under state law; however, the tax attributes, allocation and distribution procedures of Emertech Inventors, LLC were retained. The accompanying financial statements reflect the combined results of operations of FiRST Responder Systems and Technology, LLC, Emertech, LLC, Emertech Technologies, LLC, and Emertech Investors, LLC for all periods presented. Intercompany transactions are eliminated in the combined results of operations.

Going Concern

Prior to 2004, the Company had been in the development stage as defined in Statement of Financial Accounting Standards No. 7. The Company in 2004 began the first sales of its RespondWare® Mobile Data Management software, and continued ongoing sales of its HazGuideTM software product. The Company has not been profitable and has generated substantial operating losses since its inception. The Company’s operations are subject to certain risks and uncertainties, including those associated with the history of operating losses and risk of continued losses, early stage of development, dependence on the outcome of tests of its primary product, HazSensorTM, and dependence on regulatory approval to sell products. At December 31, 2004, the Company’s accumulated losses are approximately $3.1 million. The Company expects to increase its operating expenses over the next several years as it expands its research and development activities. Accordingly, the Company will require additional financing in the future to fund its operations. The Company does not know whether additional financing will be available when needed, or if it will be available on favorable terms. (See Note 8 for current status of financing). If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund its operations, take advantage of opportunities, develop its technologies or otherwise respond to competitive pressures could be significantly limited.

Segment Reporting

Management has determined that the Company operates in one business segment.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No.104, Revenue Recognition in Financial Statements (SAB 104). This pronouncement requires that five basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured and (5) the fair value of undelivered elements, if any, is negligible. Determination of criterion (4) is based on management’s judgment regarding the collectibility of invoices for products and services delivered to customers. Revenue is recognized when title passes to the customers, generally upon shipment of our products F.O.B. shipping point. Because under certain conditions, customers may be offered a 30 to 90 day right of

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

return, the recording of revenue is reduced for expected returns. Revenues from products purchased for resale are recorded gross, and the cost is included in cost of sales.

Revenue from software licensing is recognized in accordance with Statement of Position 97-2, Software Revenue Recognition. Revenue from software licensing is recognized when delivery of the software has occurred, a signed non-cancelable license agreement has been received from the customer, and any remaining obligations under the license agreement are insignificant. Revenue associated with agreements to provide product support services is recognized as related services are provided. Revenue from annual or other renewals of maintenance contracts is deferred and recognized on a straight-line basis over the term of the contracts. Revenue is reported net of discounts and allowances of $9,249 and $5,573 in 2004 and 2003, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements are capitalized while expenditures for repairs and maintenance are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method over a five year useful life. Amortization of intangible assets, which have definite lives, is calculated by averaging the cost over the remaining life of the asset.

Costs of computer software developed for external uses and costs associated with technology under development are capitalized. Capitalization of costs begins when conceptual and design activities have been completed, technological feasibility is assured, and when management has authorized and committed to fund a project. Costs capitalized include external and internal costs of labor, materials, and services. Costs associated with training and general and administrative activities are expensed as incurred. The Company does not develop nor capitalize software for internal purposes. For the years ended December 31, 2004 and 2003, no software development costs were capitalized since the amounts are not deemed to be material to the financial statements.

The Company reviews long-lived assets for impairment annually, and periodically whenever events or changes in circumstances indicate that the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. No impairment of long-lived assets was recorded in 2004 or 2003.

Income Taxes

The Company is a limited liability company and its earnings are passed through to the members for taxation on their individual income tax returns. Consequently, there is no provision for income tax (benefit) in the accompanying financial statements.

Compensated Absences

Employees of the Company are entitled to compensated absences depending on job classification, length of service, and other factors. At December 31, 2004 and 2003, the minimal amounts remaining unused by employees could not be reasonably estimated and, accordingly, no provision is recorded.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Advertising and Marketing

Advertising and marketing costs are generally charged to operations in the year incurred. Total advertising and marketing costs were $77,253 and $39,108 in 2004 and 2003, respectively.

Proforma Net Loss Per Share

The Company applies the provisions of SFAS No. 128, “Earnings Per Share”, for the calculation of Proforma

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

“Basic” and “Diluted” earnings (loss) per share, on the basis of 1,000 common shares for each weighted average membership unit outstanding during the period. For the years 2004 and 2003, there were no membership equivalents outstanding which represented potential dilution to the members under the provisions of SFAS No. 128.

Fair Values of Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments.

Inventory

Inventories are stated at the lower of FIFO cost or market.

Concentration of Risk

The Company provides services and products to the community of first responders. It extends credit to its customers, primarily fire and police departments, for which it requires no collateral. Management believes its receivables risk is mitigated by the creditworthiness of its customers. For the years 2004 and 2003, the Company recorded no losses related to customer credit issues.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Research and development

Pursuant to SFAS No. 2, “Accounting for Research and Development Costs,” our research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, production supplies, software development cost, testing expense, outside manufacturing and consulting. The cost of materials and equipment or facilities that are acquired for research and development activities and that have alternative future uses are capitalized when acquired.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement will be effective beginning with the Company’s first quarter of 2006. The Company is currently evaluating the requirements of SFAS 123(R) and has not yet fully determined the impact on its combined financial statements. The Company did not issue compensatory equity instruments during the years ended December 31, 2004 and 2003.

2.	Lease Commitments

The Company leases its principal operating location under a one-year operating lease agreement expiring in 2005. The agreement provides for monthly rentals and also requires the Company to pay certain incremental costs incurred by the lessor and shared costs of the property. The aggregate minimum annual rental payments due in 2005 are $10,200. Office rent expense and common area charges for each of the years ended December 31, 2004 and 2003 totaled $12,318 and $11,866, respectively.

The Company leases its office workstations and furniture at its principal operating location under a month-to-month operating lease requiring monthly payments of $523. The Company also leases a copier under a sixty

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

month operating lease requiring payments of $539 plus tax per month through October 2009. Future minimum lease payments required under this lease are as follows: 2005 through 2008 - $6,468 per year, 2009 $5,390.

3.	Statements of Cash Flows

Supplemental disclosures of cash information:

Cash paid during the year ended December 31:

	2004	2003
Interest	$1,858	$—

Income taxes	$—	$—

4.	Property and Equipment

Property and equipment, net consist of:

Computer equipment	$76,966	$59,752
Furniture and fixtures	785	785
Production software	1,785	1,785

	79,536	62,322
Less accumulated depreciation	30,463	15,372

Total property and equipment, net	$49,073	$46,950

Depreciation of property and equipment was $15,090 and $10,401 for the years ended December 31, 2004 and 2003, respectively.

5.	Intangible Assets

Intangibles, net consist of the following:

	2004	2003
Patents	$105,885	$53,039
Trademarks, licenses and other intangible assets	51,635	—

	157,520	53,039
Less accumulated amortization	5,339	1,326

Total intangibles, net	$152,181	$51,713

Amortization of patents is recorded on the straight line basis over the estimated remaining useful life of the patent, generally 20 years from the application date. Trademarks, licenses and end user agreements are indefinite lived intangibles for which amortization is not recorded. These and all long lived assets of the Company are assessed for impairment annually. Amortization expense related to intangible assets totaled $4,012 and $1,326 for the years ended December 31, 2004 and 2003, respectively. The aggregate estimated amortization expense for intangible assets remaining as of December 31, 2004 is as follows:

2005	$4,012
2006	4,012
2007	4,012
2008	4,012
2009	4,012
thereafter	132,122

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

6.	Related Party Transactions

During the year ended December 31, 2003, the Company incurred and paid a total of $242,388 to Tango Enterprises, a vendor owned by a relative of a former company officer, for services rendered in connection with software programming and design.

Jordan Monsour is a member of Monsour Family Interests, LLC, which is a majority member of the Company. The Company engages the services of the law firms Jones, Walker, LLP, Elkins, PLC, and Jordan Monsour, Esq. Jordan Monsour, was member of Jones, Walker, LLP through May 30, 2003, and then Elkins, PLC, in 2004. The Company continues to obtain legal services from both firms. Jordan Monsour, Esq. rendered services during 2003 and 2004. The following table shows the total amounts billed to the Company during the period of Mr. Monsour’s association:

	2003	2004
Jones Walker, LLP	$49,487
Jordan Monsour, Esq.	$450	$735
Elkins, PLC		$949

Jack Harless, investor and member of the Board of Directors, is owner of First Louisiana Insurance Agency. The Company currently obtains the following insurance policies through First Louisiana Insurance:

General Liability

Directors & Officers

Errors & Omissions

Louisiana Workmen’s Compensation

North Carolina Workmen’s Compensation

Employee Health & Life Insurance Plans

7.	Merger and Assumption of Emertech entities

Originally, the Company operated under a multi-tiered organizational structure comprised of EmerTech, LLC; EmerTech Investors, LLC; EmerTech Technologies, LLC and FiRST Responder Systems and Technology, LLC. EmerTech Investors, LLC essentially operated as a holding company collecting contributions from investors and distributing capital to the other entities.

Effective February 18, 2004, the Company entered into a series of transactions to consolidate these companies. Emertech Investors, LLC was merged into the Company and the assets and liabilities of Emertech, LLC and Emertech Technologies, LLC were transferred to the Company. Although under state law, the Company was the surviving entity, under tax law and by the members’ consent, the tax attributes, allocation and distribution schemes of Emertech Investors were retained. Because the Emertech entities were under common control with the Company, no gain or loss was recognized on the transfer of the assets and liabilities.

8.	Subsequent Events

Loan from Officer

On April 15, 2005, the chief executive officer loaned the Company a total of $30,000, payable on September

FiRST Responder Systems and Technology, LLC

and Affiliated Companies

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

15, 2005, pursuant to a promissory note bearing interest at 18%. The note is immediately due and payable upon the sale by the Company of at least $3,000,000 in debentures or notes and shall be paid from those proceeds. The note is also convertible at any time at the option of the holder into membership shares of the Company at a price of $5,000 per membership interest, which conversion price shall be adjusted for any mergers or restructurings. The chief executive officer received a commitment fee of $900 for making this loan.

Sale of Additional Membership Interests

On May 20, 2005, the Company sold 29 additional membership equity units at $5,000 per unit for total proceeds of $145,000.

Bridge Loan Financing

On May 20, 2005, the Company entered into a Bridge Loan agreement by and among the Company and Business Resource Capital Specialty BIDCO, Inc., Source Business Industrial Development Company, LLC, and Gulf Coast Business and Industrial Development Corporation, collectively “the Lenders”, to secure up to a total of $500,000 in secured convertible debt.

Upon the signing of the Bridge Loan Agreement, the Lenders disbursed $100,000. The remaining loan proceeds are payable to the Company upon attainment of various milestones including the filing by the Company of a registration statement with the U.S. Securities and Exchange Commission for the sale of debentures in the amount of at least $3,000,000. The loans are repayable one year from the date of disbursement, bear interest at an annual rate of 18%, and are secured by all of the accounts, equipment, furniture and general intangibles of the Company.

The Lenders shall have an option to convert part or all of the outstanding loan balance into equity of the Company upon the sale or merger of the Company or the sale of substantially all of its assets, at a price of $5,000 per membership unit.

The Lenders received a $15,000 loan commitment fee payable out of the initial proceeds of the loan. The Lenders also received five year Warrants to purchase 14 additional equity units of the Company at $5,000 per unit, and an additional 14 equity units at $3,000 per unit. Such exercise prices are adjustable in the event of dividends, stock splits and recapitalization of the Company.

FiRST Responder Systems and Technology Inc.

INTERIM BALANCE SHEET

As of September 30, 2005

(Unaudited)

ASSETS
Current Assets
Cash	$64,721
Inventory	11,437
Accounts Receivable	25,956
Prepaid Expenses	14,816

Total Current Assets	116,930
Other Assets
Fixed Assets (net accumulated depreciation)	40,473
Intangible Assets:
Patent (net accumulated amortization)	101,349
Trademarks and other intangible assets	60,537

Total Other Assets	202,359

Total Assets	$319,289

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	243,857
Deferred Revenue	4,215
Accrued Liabilities	37,543
Notes Payable	360,000

Total Current Liabilities	645,615
Stockholders’ Deficit
Preferred Stock, no par value, 20,000 shares authorized, no shares issued or outstanding	—
Common Stock, $.0001 par value, 30,000,000 shares authorized, 1,211,000 issued and outstanding	121
Accumulated Deficit	(326,447)

Total Stockholders’ Deficit	(326,326)
Total Liabilities and Stockholders’ Deficit	$319,289

The accompanying notes are an integral part of the financial statements.

FiRST Responder Systems and Technology Inc.

INTERIM STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2005 and 2004

(Unaudited)

	For the Quarter Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004
Sales Revenue
Consulting	$9,352	$—	$9,352	$—
HazGuide	7,862	22,641	34,967	51,482
RespondWare	14,072	27,474	65,866	33,474
Xybernaut	—	—	5,796	—

Total Operating Revenue	31,286	50,115	115,981	84,956
Less: Cost of Goods Sold	415	559	6,583	584

Gross Profit	30,871	49,556	109,398	84,372
Operating Expenses
Selling, General, & Admin	307,453	235,204	817,260	683,014
Amortization & Depreciation	5,589	4,960	16,391	14,127
Research & Development	50,806	6,138	50,805	73,650

Total Operating Expenses	363,848	246,302	884,456	770,791

Net Operating Loss	(332,977)	(196,746)	(775,058)	(686,419)
Other Income & Expense
Interest Income	—	—	—	—
Interest Expense	(12,431)	(406)	(17,525)	(1,331)

Total Other Income & Expense	(12,431)	(406)	(17,525)	(1,331)
Net Loss	$(345,408)	$(197,152)	(792,583)	(687,750)

Net Loss Per Share (*Proforma)	$(0.29)	$(0.19)*	$(0.66)	$(0.65)*

Weighted Average Shares Outstanding (*Proforma)	1,196,128	1,065,485 *	1,196,128	1,065,485 *

The accompanying notes are an integral part of the financial statements.

FiRST Responder Systems and Technology Inc.

INTERIM STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2005 and 2004

(Unaudited)

	For The Nine Months Ended September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(792,583)	$(687,750)
Amortization and Depreciation	16,391	14,127
Increase/Decrease in Accounts Receivable	9,919	(5,598)
Increase/Decrease in Accounts Payable	169,199	(4,217)
Increase/Decrease in Deferred Revenue	(18,757)	12,583
Increase in Inventory	(5,378)	(456)
Increase in Prepaid Expense	(14,816)	—
Increase in Accrued Liabilities	36,769	5,659

Net Cash Used in Operating Activities	(599,256)	(665,652)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Fixed Assets	(3,578)	(15,202)
Development of Intangible Assets	(13,922)	(14,454)

Net Cash Used in Investing Activities	(17,500)	(29,656)
CASH FLOWS FROM FINANCING ACTIVITIES
Member Capital Contributions	145,000	1,140,000
Cash Buyout of Members	—	(120,000)
Notes Payable	360,000	—

Net Cash from Financing Activities	505,000	1,020,000

Net Decrease in Cash	(111,756)	324,692
Cash, Beginning of the period	176,477	109,961

Cash, End of the period	$64,721	$434,653

The accompanying notes are an integral part of the financial statements.

FiRST Responder Systems and Technology Inc.

NOTES TO INTERIM FINANCIAL STATEMENTS

September 30, 2005 and 2004

(Unaudited)

1.	Management’s Representation of Interim Financial Information

The accompanying financial statements have been prepared by FiRST Responder Systems and Technology Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2004.

2.	Capital Contributions

On May 20, 2005, the Company sold 29 additional membership equity units at $5,000 per unit for total proceeds of $145,000.

3.	Inventory

The Company has pre-paid licenses as a component of the software for RespondWare®. The Company is currently in renegotiation with the supplier of this component.

4.	Related Party Transactions

Jordan Monsour is a member of Monsour Family Interest, LLC, which is a majority shareholder of the Company. The Company engages the services of the law firm, Elkins, PLC, where Jordan Monsour is currently employed. The Company continues to obtain legal services from the firm. The following table shows the total amounts billed to the Company during the period of Mr. Monsour’s association:

	2004	2005
Jordan Monsour, Esq.	$735
Elkins, PLC		$11,668

Marron Monsour is a member of Monsour Family Interest, LLC, which is a majority shareholder of the Company. King, LeBlanc, & Bland PLLC, where Marron is employed, reviewed legal documents associated with the Louisiana Board of Ethics. The Company was billed $325 for legal services rendered during the 2nd Quarter of 2005.

FiRST Responder Systems and Technology Inc.

NOTES TO INTERIM FINANCIAL STATEMENTS

September 30, 2005 and 2004

(Unaudited)

5.	Bridge Loan Financing

On May 20, 2005, the Company entered into a Bridge Loan Agreement for up to $500,000 in secured convertible debt. Upon signing, $100,000 was disbursed on May 20, 2005. After receiving a commitment letter for the future sale of debentures, an additional $100,000 was disbursed to the Company on June 27, 2005. Upon filing a registration statement with the United States Security and Exchange Commission, $100,000 was disbursed on September 28, 2005. However, the loan will go into default if we do not raise at least $3 million through the public offering of Debentures by December 31, 2005. The remaining disbursements will occur upon attainment of various milestones. This loan is secured by a first position security interest on all of our assets and is due on May 21, 2006.

In addition, our President, Jay Roccaforte, made a loan of $60,000, on April 15, 2005 and September 9, 2005, payable under the same terms without any security interest.

6.	Company Conversion

In preparation for the public offering of the Debentures, on August 20, 2005, FiRST Responder Systems and Technology, LLC merged into FiRST Responder Systems and Technology Inc., a Delaware C corporation. FiRST Responder Systems and Technology Inc. has 30,000,000 shares of common stock authorized at a par value of $0.0001 per share and 20,000 shares of preferred stock authorized having no par value. Members received 1,000 shares of common stock for each membership unit they owned and the warrant holders of FiRST Responder Systems and Technology, LLC received an equivalent adjustment.

Following the merger, the Company had issued and outstanding 1,211,000 shares of common stock and issued and outstanding warrants to purchase 14,000 shares of common stock at a strike price of $5 per share outstanding and warrants to purchase 14,000 shares of common stock at $3 per share outstanding.

FiRST Responder Systems and Technology Inc.

Up to $8,000,000

3% Debentures due December 30, 2010

with Warrants

                    , 2005

DEALER PROSPECTUS DELIVERY OBLIGATION

Until the later of                          , 2005, all dealers that effect transactions in these debentures, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.	Indemnification of Directors and Officers

See Section entitled “Indemnification of Directors and Officers” at page 37 above.

Item 2.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses will be paid by us. All amounts shown are estimates, except the SEC registration fee:

SEC registration fee	$941.60
Placement Agent fees	$320,000.00
Printing, EDGAR, postage and mailing expense	$15,000.00
Fees and expenses of counsel	$125,000.00
Accounting and related expenses	$30,000.00
Blue Sky fees and expenses	$6,750.00
Miscellaneous	$790.00
Total	$498,481.60

Item 3.	Undertakings

•	We will:

(1) File, during any period in which we offer or sell the Debentures, Warrants, or convert the Warrants to Shares, a post-effective amendment to this registration statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act: (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time as the initial bona fide offering; and

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

•	The undertakings regarding the acceleration of effective date are contained in the section entitled Indemnification of Directors and Officers at page 37.

•	We will provide, either ourselves or through the placement agent, at the closing, certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

Item 4.	Unregistered Securities Issued or Sold within One Year

In connection with the Bridge Loan dated May 20, 2005, on June 2, 2005, we issued eight Warrants to the four Bridge Loan lenders to purchase 28,000 shares of our common stock in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act (the Warrants were originally for membership units, but were converted into equivalent shares of common stock). The exercise price for the Warrants representing 14,000 shares of common stock is $3 per share, and the exercise price for the Warrants representing the other 14,000 shares of common stock is $5 per share.

Between February 16 and March 7, 2005, we sold 29 units of membership interest (each membership interest is equivalent to 1,000 shares of common stock) in our predecessor, FiRST Responder Systems and Technology, LLC, to three accredited investors. The price for each unit was $5,000. The total consideration received was $145,000. The sales were made in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act.

Item 5.	Index to Exhibits

See page II-4.

Item 6.	Description of Exhibits

See page II-4.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Baton Rouge, State of Louisiana, on November 22, 2005.

FiRST Responder Systems and Technology Inc.

By:	/s/ Joseph A. Roccaforte, Jr.
Joseph A. Roccaforte, Jr.
President & Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ Joseph A. Roccaforte, Jr.	November 22, 2005
Joseph A. Roccaforte, Jr.	Date
President & Chief Executive Officer

/s/ Joseph A. Roccaforte, Jr.	November 22, 2005
Joseph A. Roccaforte, Jr.	Date
Chief Financial Officer

/s/ Thomas E. Anderson	November 22, 2005
Thomas E. Anderson	Date
Controller

/s/ Joseph A. Roccaforte, Jr.	November 22, 2005
Joseph A. Roccaforte, Jr.	Date
Chairman of the Board of Directors

/s/ Walter G. Monsour, Jr.	November 21, 2005
Walter G. Monsour, Jr.	Date
Director

/s/ Louis K. Greenblatt	November 21, 2005
Louis K. Greenblatt	Date
Director

Steve E. Hicks	Date
Director

/s/ Jack E. Harless	November 21, 2005
Jack E. Harless	Date
Director

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Placement Agency Agreement

3.1	Certificate of Incorporation of FiRST Responder Systems and Technology Inc.*

3.2	Bylaws of FiRST Responder Systems and Technology Inc.*

4.1	Form of stock certificate of FiRST Responder Systems and Technology Inc.

4.2	Form of Debenture of FiRST Responder Systems and Technology Inc.

4.3	Form of Warrant

4.4	Debenture Purchase Agreement

4.5	Voting Rights Agreement

4.6	Investor Rights Agreement

4.7	Trust Indenture

4.8	Nonqualified Stock Option Plan*

5.1	Opinion of Liskow & Lewis re legality

10.1	Bridge Loan Agreement*

10.2	Bridge Loan Intercreditor Agreement*

10.3	Promissory Note to Jay Roccaforte*

10.4	Letter Agreement extending term of Bridge Loan Agreement

10.5	Second Promissory Note to Jay Roccaforte

10.6	Contract between Tele Atlas and FiRST

10.7	Contract between ESRI and FiRST*

10.8	Lease Agreement Between Louisiana Business & Technology Center and FiRST Responder Systems and Technology, LLC, as amended

10.9	Agreement and Plan of Merger*

10.10	USPTO Notice of Allowance*

10.11	Partnership Agreement between ACS FIREHOUSE Solutions and FiRST Responder Systems and Technology Inc.

10.12	SPAN Systems Proposal for RespondWare® GIS Enhancements

Exhibit Number	Description
10.13	SPAN Systems Proposal for HazGuideTM Data Verification and Quality Assurance Project

10.14	Software Consulting Agreement with SPAN Systems

23.1	Consent of Comiskey & Company, P.C.

23.2	Consent of Clifford P. Stephens, Ph.D.

*	Previously filed in connection with the Form SB-1 filed on September 28, 2005.